UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
 ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

NeuroGym LLC

Legal status of Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

California

Date of Organization:

February 4, 2011

Physical Address of Issuer:

155 South Nardo Ave., Solana Beach, California 92075, United States

Website of Issuer:

https://www.myneurogym.com

Is there a Co-Issuer?* _X_ *Yes* ___ *No

Name of Co-Issuer:

NeuroGym CF Investors SPV, LLC

Legal status of Co-Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

September 16, 2025

Physical Address of Co-Issuer:

155 South Nardo Ave., Solana Beach, California 92075, United States

Website of Co-Issuer:

None

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $15,000 advance setup fee and $4,000 monthly fee payable to DealMaker Securities LLC and/or its affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Name of qualified third-party "Escrow Agent" which the Offering will utilize

Enterprise Bank & Trust, a Missouri chartered trust company

Type of Security Offered:

Class B Units

Target Number of Securities to be Offered:

2,000

Price (or Method for Determining Price):

$5.00

Target Offering Amount:

$10,350.00

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,235,000.00

Deadline to reach the Target Offering Amount:

April 15, 2026

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

5

	Most recent fiscal year-end (2024)*	Prior fiscal year-end (2023)*
Total Assets	$1,276,018	$1,798,525
Cash & Cash Equivalents	$102,307	$122,434
Accounts Receivable	$230,170	$568,162
Current Liabilities	$1,622,654	$1,623,107
Long-Term Liabilities	$1,390,000	$1,275,000
Revenues/Sales	$6,056,498	$7,586,286
Cost of Goods Sold**	$481,871	$1,004,735
Taxes Paid	$(800)	$(800)
Net Income/(Loss)	$(596,000)	$(1,070,869)

*Reflects the financial results for the Crowdfunding Issuer, NeuroGym LLC. Exhibit G, attached hereto and made a part hereof, includes the reviewed financials for the Crowdfunding Issuer and the reviewed inception financials for the Co-Issuer, which was formed on September 16, 2025.

**Represents Cost of Sales.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TABLE OF CONTENTS

EXHIBITS

Exhibit A: Offering Statement
Exhibit B: Investor Website
Exhibit C: Subscription Agreement between Investor and Co-Issuer
Exhibit D: Operating Agreement of Co-Issuer
Exhibit E: Second Amended and Restated Operating Agreement of Issuer
Exhibit F: Form of Subscription Agreement between Co-Issuer and Issuer
Exhibit G: Financial Statements
Exhibit H: Video Transcript

Offering Statement (Exhibit A)
October 31, 2025

NEUROGYM LLC



Up to $1,235,000.00 of Class B Units

NeuroGym LLC ("*NeuroGym*," the "*Company*," "*we*," "*us*," or "*our*") is offering a minimum amount of $10,350.00 (the "*Target Offering Amount*") and up to a maximum amount of $1,235,000.00 (the "*Maximum Offering Amount*") of Class B Units (the "*Securities*"), at a purchase price of $5.00 per Class B Unit on a best efforts basis as described in this Form C (this **"*Offering*"**). The Target Offering Amount and Maximum Offering Amount include the investor processing fee total for all investments (with a maximum fee of $1,500). The investment will be made through NeuroGym CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "*Co-Issuer*"). The Company must raise an amount equal to or greater than the Target Offering Amount by April 15, 2026 (the "*Offering Deadline*"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("*Investors*" or "*you*") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "*Intermediary*"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "*Escrow Agent*") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$1,000.00	$85.00	$915.00
Investor Processing Fee (4)	$35.00	$2.98	$32.02
Target Offering Amount	$10,350.00	$879.75	$9,470.25
Maximum Offering Amount	$1,235,000.00	$104,975.00	$1,130,025.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $15,000 payment and a $4,000 monthly maintenance and marketing fee, which are not included above.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4)   The Company will charge each Investor a fee of three and one-half percent (3.5%) of the Investor's investment amount ("*Investor Processing Fee*"), with a maximum fee of $1,500. The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is included in the Minimum Individual Investment Amount, consisting of the Minimum Individual Purchase Amount plus the Investor Processing Fee. The Intermediary receives commissions on the Investor Processing Fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.myneurogym.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "***Exchange Act***") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "***Investment Company Act***")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "***Securities Act***") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C is October 31, 2025

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than DealMaker Securities LLC (the "***Intermediary***") has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "***Investors***" or "***you***".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

NeuroGym is an AI-powered tech company pioneering Neuro-Fitness. Our platform personalizes science-based mindset coaching, and mental fitness training using our proprietary innercise® methods. We help people break free from limitations and mental or emotional challenges, so they can achieve their fullest potential and goals.

The Company was formed as a limited liability company in California on February 4, 2011 named "Praxis Now, LLC". On March 15, 2015, the Company changed its name to NeuroGym LLC. The Company is headquartered in Solana Beach, California and sells its products and services through the internet in the United States and internationally. The Company's website is https://www.myneurogym.com.

A full description of our products, services and business plan can be found on the Company's investor website page at https://invest.myneurogym.com (the "***Investor Website Page***") and the version published as of the date of this Form C is attached as Exhibit B. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

MANAGERS, OFFICERS, AND KEY PERSONS

The officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
John Assaraf	CEO, Founder and Manager	CEO, Founder and Manager of NeuroGym LLC, 2011 - Present. ● Responsible for managing and overseeing the day-to-day operations of NeuroGym.	High School
Julio Vasquez	VP of Engineering and Technology	VP of Engineering and Technology at NeuroGym LLC, 2024 - Present. ● Team lead, oversees all technology strategy, AI implementation, and platform development, including cloud infrastructure, mobile apps, and AI-powered tools. Founder & CEO – Appiness ● Build, launch, and scale consumer apps and digital products across productivity, music, education, photo & video, managing full lifecycle from ideation to global launch. Founder & CEO – Fibo Studios ● Lead a global team of designers and developers in order to consult, manage stakeholders, build, and launch physical and digital products for clients offering an end-to-end full-service studio from ideation to public release.	University of St. Thomas, Bachelors Degree, Electrical Engineering, 2015
Maria Middaugh	Co-Founder, Manager and Treasurer	Co-Founder, Manager and Treasurer of NeuroGym LLC, 2011 - Present. Responsible for managing and overseeing the day-to-day operations of NeuroGym.	University of San Diego, Bachelor of Arts, Political Science, 1994

Biographical Information

John Assaraf: John is the CEO and Founder of the Company. He is a world-renowned mindset and small business growth expert, featured on Larry King Live, Anderson Cooper, and The Ellen DeGeneres Show. He has built 5 multimillion-dollar companies, authored 12 books — including 2 New York Times bestsellers — and appeared in 14 films, including The Secret and Quest for Success with Richard Branson and the Dalai Lama. Passionate about helping people unlock their brain's superpower, John teaches how to break free from limitations and achieve life's greatest goals. As founder of the Company, John is pioneering mindset coaching, while his innercise® app helps rewire the brain for unstoppable success.

Julio Vasquez: Julio is the VP of Engineering and Technology at the Company. With a strong background in software engineering, AI, web/mobile apps, and product innovation, Julio leads the Company's technology strategy and platform development. He has overseen the architecture of scalable systems spanning cloud infrastructure, mobile apps, and AI-powered tools that bring the Company's mindset and brain training programs to millions worldwide.

Julio taught himself how to program at 12 years old, sold his first business at 14 and shortly after launched a studio that helped launch 30+ products worldwide along with personally launching 14 of his own apps reaching accolades of 5x ranked in the Top 100 US App Store across multiple genres, 2x Top 10 ranking in the US App Store, and reaching 1+ million downloads. His experience ranges from leading cross-functional teams to hands-on development of platforms that bridge neuroscience, education, productivity, medtech, and personal growth. Passionate about the intersection of human potential and cutting-edge technology, Julio is pioneering how AI and digital platforms can accelerate mindset transformation and business growth. His work ensures that the Company's vision is supported by world-class technology that is secure, scalable, and future-ready.

Maria Middaugh: Maria is the Co-Founder, Manager and Treasurer of the Company. She contributes to the Company's governance and supports the leadership team in oversight responsibilities. Maria has served on the Rady Children's Hospital Foundation Board since 2008, and as Board Chair from 2016-18. She also serves on the board of the Just Like My Child Foundation, assisting Ugandan children's lives.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CO-ISSUER

This Offering has the following co-issuer(s): NeuroGym CF Investors SPV, LLC (the "*Co-Issuer*"), located at 155 South Nardo Ave., Solana Beach, California 92075, United States, United States.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Units.

There will be no material difference between an investment in the Company and the Co-Issuer.

BUSINESS

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under https://invest.myneurogym.com. The version published as of the date of this Form C is attached as Exhibit B.

Description of the Business

NeuroGym is an Ai powered tech company, that provides world-class mindset coaching and mental fitness training. We have pioneered the world's first Ai-Powered Neuro-Fitness Platform — combining Ai coaches trained on cutting edge neuroscience and behavioral psychology with live group training led by world-renowned experts in mental health, neuroscience, and performance psychology. Think "Peloton for the Mind.". Our core focus is to help clients strengthen their mindset as they shatter mental obstacles and limitations.

Business Plan

The Company operates the NeuroGym Neuro-Fitness platform that includes access to hundreds of brain training innercises in the health, wealth, relationship, career, and business categories. In addition, there are over 100 video trainings with world-renowned experts, and over 20 other video-based trainings that members of the platform will have access to, depending on which level of membership they purchase. The Company also conducts live training events weekly for members. Our core programs are: Winning The Game of Business, Winning the Game of Money, Winning the Game of Fear and Procrastination, and Winning the Game of Weight-loss. We also have our innercise app with 650 innercises in it- all of the programs are going to be in the new platform. All programs include: Live and On-Demand coaching, training, community, and support.

Our hybrid coaching and training model uniquely combines:

1. Trained Ai Coaches delivering scalable, personalized guidance.
2. Live Sessions with World-Renowned Experts in neuroscience, psychology, and mindset
3. Ongoing Community Support

This powerful fusion of technology + human expertise makes mental fitness training and coaching accessible, affordable, and trusted.

What Members Receive:

1. Ai-Powered Coaches trained on cutting edge neuroscience and the best mindset and high performance coaching methods — available on demand
2. Live Expert Training Sessions led by world-renowned authorities adding depth, credibility, and human connection
3. A scalable digital platform making professional-grade mental fitness and mindset coaching and community support affordable for millions.

Multiple Revenue Streams Driving Growth:

1. Subscription Platform Revenue
        a. Individual memberships: monthly, yearly
        b. Premium coaching tiers: monthly/yearly
        c. Corporate programs: per/employee/year

2. Licensing & Partnership Revenue
        a. Technology licensing to partners
        b. White-label solutions for corporations
        c. Celebrity and influencer partnerships

3. Product & Content Revenue
        a. Proprietary Innercise® content library
        b. Live expert-led masterclasses and group coaching
        c. Sponsorships and strategic ads

The Company plans to significantly expand its business by increasing its marketing and customer acquisition initiatives, expanding its team, AI platform development, and expanding its expert partnerships and content. The capital we raise here will empower us to increase marketing and customer acquisition, build out our operations and infrastructure, focus on our AI platform development and expand our expert partnerships and content, as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description*	Current Market
NeuroGym Neuro-Fitness Platform	A hybrid coaching and training model that uniquely combines: 1. Trained Ai Coaches delivering scalable, personalized guidance; 2. Live Sessions with World-Renowned Experts in neuroscience, psychology, and mindset; and 3. Ongoing Community Support.	Individuals and companies seeking brain training, generally between the ages of 40 and 75.

Competition

The market in which we will compete is highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

The Company's primary competitors are: Tony Robbins, Calm, Headspace, Insight Timer, Better Health, Aura, Mindvalley, Waking Up by Sam Harris. These companies offer a combination of training and coaching (live and on-demand). Some of these competitors also offer brain training.

Customer Base

The Company has had over 100,000 clients enroll into at least one of its programs, products, or services in the last 10 years. Approximately 68% of its customers have been women and most of its client base is between the ages of 40 and 75. The Company has served people in over 50 countries, predominantly those in English-speaking countries.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access in most situations to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. Except for the loss of the license to use the Surf Lakes technology, the Issuer does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Serial #	Title	Description	File Date	Grant Date	Country
4645707*	"NEUROGYM"	Trademark/ Service Mark	January 3, 2013	November 25, 2014	USA
5147094*	"NEUROGYM" (Logo)	Trademark/ Service Mark	October 30, 2014	February 21, 2017	USA
5825564**	"JOHN ASSARAF"	Trademark/ Service Mark	December 11, 2018	August 6, 2019	USA
4103111***	"INNERCISE"	Service Mark	January 7, 2011	February 21, 2012	USA
7719312***	"INNERCISE"	Service Mark	March 19, 2024	March 11, 2025	USA
99028593***	"INNERCISE"	Trademark/ Service Mark	February 4, 2025	Pending	USA
7634816***	"INNERCISE" (Logo)	Service Mark	December 9, 2022	December 31, 2024	USA
6420397*	"EMPOWER THE WORLD. ONE MIND AT A TIME."	Trademark/ Service Mark	December 11, 2018	July 13, 2021	USA
7417522*	"STRENGTHEN YOUR MIND"	Service Mark	January 4, 2023	June 18, 2024	USA

*Owned by Praxis International, Inc. and is licensed to the Company.
**Owned by John Assaraf and licensed to the Company.
***Assignment from Praxis International, Inc. to the Company has been executed and filing with the USPTO is in process.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Perks

The Company is offering the following Perks to Investors:

Time-Based Bonus Class B Units:

Funded Investment Amount Received: *	Bonus Class B Units**
By 11:59 P.M. Pacific Standard Time on November 30, 2025	20%
After 11:59 P.M. Pacific Standard Time on November 30, 2025 and before 11:59 P.M. Pacific Standard Time on December 15, 2025	15%
After 11:59 P.M. Pacific Standard Time on December 15, 2025 and before 11:59 P.M. Pacific Standard Time on December 31, 2025	10%

*For purposes of this table, Funded Investment Amount means each funded investment from an Investor during the specified time period, regardless of whether the investor has made other investments in the specified time period or at any other time in the Offering, in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening. For the sake of clarity, Time-Based Bonus Class B Units may not be stacked with Large Investor Bonus Class B Units.
**Bonus Class B Units shall have the same terms as the Class B Units issued in the Offering.

Large Investor Bonus Class B Units:

Funded Investment Amount *	Bonus Class B Units**
$1,000.00 to $2,499.99	0%
$2,500.00 to $4,999.99	5%
$5,000.00 to $9,999.99	10%
$10,000.00 to $24,999.99	15%
$25,000.00 to $49,999.99	20% plus (i) one hour of private consulting with John Assaraf; and (ii) invitation to Founders Dinner in San Diego (travel expenses are not covered)
$50,000.00 to $99,999.99	20% plus (i) three (3) hours of private consulting with John Assaraf; and (ii) invitation to Founders Dinner in San Diego (travel expenses are not covered)
$100,000.00 and above	20% plus (i) eight (8) hours (one day) of private consulting with John Assaraf; (ii) two week sponsorship placement on the Company's platform; and (iii) invitation to Founders Dinner in San Diego (travel expenses are not covered)

*For purposes of this table, Funded Investment Amount means the aggregate funded investments from an Investor during the Offering in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening. For the sake of clarity, multiple investments will be aggregated in determining the applicable Funded Investment Amount category, subject to the restrictions noted herein.
** Bonus Class B Units shall have the same terms as the Class B Units issued in the Offering. Additionally, all investors in these categories will receive a Verified Investor Badge on the Company's platform.

For the sake of clarity, Time-Based Bonus Class B Units and Large Investor Bonus Class B Units cannot be stacked together. Further, under no circumstances may Bonus Class B Units issued to an Investor exceed 20%. For example, an Investor who invests $5,000 in the first 30 days of the Offering, will receive a maximum of 20% Bonus Class B Units by applying the 20% Time-Based Bonus Shares percentage in the table above. In

such a case, the Investor would receive no additional Bonus Class B Units pursuant to the Large Investor Bonus Class B Units table above. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. The Perks will all be assigned to Investors at the termination of the Offering, unless otherwise decided between the Company and the registrar/transfer agent. The date/time of the signed subscription will be used to assign Perks. DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares or the Perks, and will not receive any compensation related to the Bonus Shares or Perks.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

Risks Related to the Company's Business and Industry

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising the capital needed in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with the Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company is substantially owned by the Company's Managers, and they will exercise voting control.

Prior to the Offering, the Company's CEO and Manager, John Assaraf, and Manager, Maria Assaraf, beneficially own a substantial majority of the Class A Units of the Company, which have all of the Company's voting rights. Subject to any fiduciary duties owed to other members under California law, the Managers will be able to exercise complete influence over matters requiring member approval, including the election of managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. The Managers may have interests that are different from yours. For example, this entity may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, the Managers could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to member approval.

We may implement new lines of business or offer new products and services within existing lines of business.

We may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in our industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering.

We rely on other companies to provide services for our products.

We depend on third-party vendors to meet our contractual obligations to our customers and to conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its Managers, executive officers and key personnel.

We are dependent on our Managers, executive officers and key personnel. These people may not devote their full time and attention to the matters of the Company. The loss of all or any of our Managers, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

We face various risks as an e-commerce retailer.

We operate a business that sells directly to consumers via e-commerce. This may require additional investments to sustain or grow our e-commerce business, including increased capital requirements. Additionally, there are business risks we face related to operating our e-commerce business which include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and the collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face increased competition in the future from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these new internet retailers could have a material adverse effect on our business, financial condition and results of operations.

If we are unsuccessful in adding users of our platform, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We offer a platform that personalizes science-based mindset coaching, and mental fitness training using our proprietary innercise® methods. The amount of users of our platform and our client's level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our platform and the services offered. If clients do not perceive our platform or services provided thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Issuer's capitalization or assets or liabilities on which to make your investment decision.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) issuer, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulations could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Company are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Company shall pay the Intermediary a fee of eight and one-half percent (8.5%) of the dollar amount raised in the Offering, plus a $15,000 advance setup fee and $4,000 monthly fee for use of the platform. The compensation paid by the Company to the Intermediary may impact how the Company uses the net proceeds of the Offering.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in NeuorGym CF Investors SPV, LLC, becoming a member of the SPV, and that investment purchases our Class B Units. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Company's Operating Agreement, regarding the Class B Units. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in the section entitled, "CAPITALIZATION AND OWNERSHIP". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

An investment in the Company's Securities could result in a loss of your entire investment.

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a member, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

Investors will not have voting rights.

Investors in the Securities will not have voting rights. Thus, Investors will never be able to vote upon any matters of the Company. Additionally, investors in the Co-Issuer will indirectly hold only Class B Units of the Company and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control. Lastly, the Co-Issuer (and the Investors) will be subject to the provisions of the Operating Agreement.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Our valuation and our offering price have been established internally and are difficult to assess.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. The Company has set the price of its Class B Units at $5.00 per unit, plus a 3.5% Investor Processing Fee, with a maximum fee of $1,500, see "Offering" for further details on this fee. The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for units in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third-party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the Class B Units before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C and/or incorporated by reference in this Form C, including without limitation the Subscription Agreement located at Exhibit C. For full offering details, please (1) thoroughly review this Form C filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C.

The purpose of this Offering is to generate additional capital to pursue marketing activities and technology and product development. See "Use of Proceeds" section for more information.

The Offering

Minimum Target Offering Amount	$10,350.00
Name of Securities	Class B Units
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	2,000
Maximum Offering Amount	$1,235,000.00
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	246,700*
Price Per Security	$5.00**
Minimum Individual Investment Amount	$1,035.00+
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits)
Offering Deadline	April 15, 2026
Use of Proceeds	See the section entitled "Use of Proceeds" on page 25 hereof.
Voting Rights	None. See the description of the voting and control rights on page 29.

*   Does not include Bonus Units of Class B Units that may be issued to Investors as detailed in the "Perks" section herein. The maximum number of Bonus Units to be issued is 95,458 Class B Units.

**   Does not include the Investor Processing Fee of three and one-half percent (3.5%) of the Investor's investment amount charged to each Investor by the Company, with a maximum fee of $1,500. The aggregate amount of fees paid by Investors, including the Investor Processing Fee, will be included towards the Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+   Includes both the Minimum Individual Purchase Amount and the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Investment Amount, in its sole discretion.

Co-Issuer

The Co-Issuer, NeuroGym CF Investors SPV, LLC (the "Co-Issuer"), located at 155 South Nardo Ave., Solana Beach, California 92075, United States. The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website of the Company at https://www.myneurogym.com, or for the Offering at https://invest.myneurogym.com. The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Units.

There will be no material difference between an investment in the Company and the Co-Issuer.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third-party escrow agent, Enterprise Bank and Trust ("*Escrow Agent*") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials, unless previously accepted as part of a rolling close.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $10,350.00, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $1,235,000.00, will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the Company's progress towards reaching its Target Offering Amount will be filed with the SEC on Form C-U.

Intermediary Information

The Intermediary for the Company is Dealmaker Securities LLC ("Dealmaker" or "Intermediary"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	8.5%	$880	8.5%	$104,975
Team Expansion and Talent Hiring (1)	25%	$2,588	25%	$308,749
AI Platform Development (2)	19%	$1,965	19%	$234,650
Expert Partnerships and Content (3)	12.5%	$1,294	12.5%	$154,375
Marketing & Customer Acquisition (4)	35%	$3,623	35%	$432,249
Total	**100%**	**$10,350**	**100%**	**$1,235,000**

* In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $15,000 payment and a $4,000 monthly fee payable to to DealMaker Securities LLC and/or its affiliates. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of three and one-half percent (3.5%), with a maximum fee of $1,500, which is included in the table above as part of amounts raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) Team Expansion & Talent Hiring: These proceeds will be allocated to recruiting and onboarding additional team members to strengthen operations and growth capacity across critical functions. These hires will allow us to increase capacity, improve efficiency, and strengthen execution as we scale.

(2) AI Platform Development: Proceeds will be invested in the continued programming and enhancement of our AI platform. Proceeds will be used to engage specialized developers and engineers, expand platform functionality, and accelerate product roadmap milestones. These investments are intended to improve performance, security, and scalability of the platform.

(3) Expert Partnerships & Content: Resources will be directed toward engaging subject-matter experts and producing high-quality educational and marketing content. This includes contracting specialists, forming partnerships, and developing multimedia resources that enhance credibility, support customer acquisition, and build long-term brand authority.

(4) Marketing & Customer Growth: A significant portion of the proceeds will be allocated to sales and marketing initiatives. These funds will support targeted digital campaigns and advertising, public relations efforts, community engagement, and customer acquisition strategies. This allocation is designed to accelerate market penetration, increase awareness, and drive sustainable revenue growth.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Class B Units in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by April 15, 2026 (the "***Offering Deadline***"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C, along with the Subscription Agreement between the Investor and the Co-Issuer in Exhibit C and the Co-Issuer's Operating Agreement in Exhibit D, in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing membership interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a member of the Company. The Co-Issuer is purchasing the following Securities:

> **Securities: Class B Units**
> **Offering Minimum: $10,350.00**
> **Offering Maximum: $1,235,000.00**
> **Purchase Price Per Unit of Security Offered: $5.00 (does not include a 3.5% Investor Processing Fee charged to each Investor, subject to a maximum fee of $1,500)**
> **Offering Deadline: April 15, 2026**

The Securities have no voting rights (either with regard to actions by the Co-Issuer or the Company's Class B Units being held by the Co-Issuer). The rights of the Class B Units may be changed by an amendment to the Company's Second Amended and Restated Operating Agreement. Investors do not have the right to vote on any such amendment.

In addition to the Subscription Agreement with the Co-Issuer and the Co-Issuer's Operating Agreement, the primary documents governing voting and the rights of the Securities are the Company's Second Amended and Restated Operating Agreement, dated October 1, 2025 (the "***A&R Operating Agreement***") attached as Exhibit E. All statements in this Form C regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Company's A&R Operating Agreement.

The Class A Common Units of the Company have superior voting rights to the Securities (Class B Units) being sold in this Offering. The Class B Units have the same economic rights and preferences as the Class A Common Units, except that the Class B Units are non-voting and, certain of the Class B Units may be subject to vesting or other restrictions under the NeuroGym LLC Equity Incentive Plan (the "***Plan***").

By executing the Subscription Agreement with the Co-Issuer, Investors will become members in the Co-Issuer. Additionally, the Co-Issuer will be required to execute a Subscription Agreement with the Company, attached as Exhibit F, and will be subject to the terms and conditions of the Company's A&R Operating Agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Description of Issuer's Securities

General

The Company is offering up to $1,235,000.00 and a minimum of $10,350.00 worth of its Class A Units. The investment will be made through NeuroGym CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The Company must reach its Target Offering Amount of $10,350.00 by April 15, 2026. Unless the Company raises at least the Target Offering Amount of $10,350.00 under the Regulation CF offering by April 15, 2026, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to April 15, 2026, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $1,235,000.00 maximum raise.

The minimum investment per investor is $1,035.00, which includes a $35.00 Investor Processing Fee.

Co-Issuer

The Securities in this Offering will be issued by both the Company and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Units. Investors in this Offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting (for which there is none) and information rights in the Class B Units as if they had invested directly with the Company.

Capitalization

The following description summarizes the most important terms of the Company's equity structure. This summary does not purport to be complete and is qualified in its entirety by the provisions of our A&R Operating Agreement. For a complete description of our equity interests, you should refer to our A&R Operating Agreement, and to the applicable provisions of California law.

On October 1, 2025, the Company amended its A&R Operating Agreement to authorize 20,000,000 Units. Pursuant to the A&R Operating Agreement, the Company has two classes of Units: Class A Units (the "***Class A Units***") and Class B Units (the "***Class B Units***"). **Class A Units provide for voting rights while Class B Units do not have voting rights.** The Class B Units have the same economic rights and preferences as the Class A Common Units, except that the Class B Units are non-voting and, certain of the Class B Units may be subject to vesting or other restrictions under the Company's Plan. Additionally, the Company has established the Plan in which 2,000,000 Class B Units are authorized for issuance thereunder.

As of the date of this Form C, 9,327,385 Class A Units are issued and outstanding. No Class B Units are currently issued and outstanding. Additionally, the Company has 584,615 options to purchase Class B Units issued and outstanding and an additional 1,415,315 options to purchase Class B Units available for issuance under the Plan.

Outstanding Equity Interests

As of the date of this Form C, the Issuer's outstanding equity interests consists of:

Type	Class A Units
Units Outstanding	9,327,385
Voting Rights	1 vote per Unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Class A Units at a later date. The issuance of such additional Class A Units would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (on a fully diluted basis)	89.40%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Options to Purchase Class B Units*
Shares Issuable Upon Exercise	584,615
Voting Rights	The holders of Options to purchase Class B Units are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase Class B Units at a pre-determined price.
How this Security may limit, dilute or qualify the Security issued in this Offering	The Issuer may issue additional Options to purchase Class B Units at a later date. The availability of any Class B Units issued pursuant to the exercise of such additional Options to purchase Class B Units would be dilutive, and could adversely affect the value of the Securities issued in this Offering.
Percentage ownership of the Company by the holders of such Security (on a fully diluted basis)	5.60%

Type of security	Convertible Notes
Principal Amount Outstanding	$1,250,000*
Voting Rights	None
Anti-Dilution Rights	None
Interest Rate	8% per annum, payable in arrears at maturity, or at the discretion of the holder, payable annually.
Material Terms	a. Maturity Date of September 21, 2026; b. Upon a Qualified Equity Financing, the Convertible Notes shall in the discretion of the holder convert into (i) preferred membership interests at the lower of (a) the price per membership interest using a $25,000,000 valuation cap or (b) a price per membership interest equal to 80% of that offered in the Qualified Equity Financing; or (ii) be repaid with accrued interest. c. Upon written notice, the holder may elect to convert the Convertible Note at any time after the maturity date if no Qualified Equity Financing has occurred at a priced per membership interest determined by an independent third party valuation; and d. Upon a Change of Control, the holder shall receive the greater of (i) 150% of the then outstanding principal amount of the note plus accrued interest or (ii) an amount that would have been paid if the principal and accrued interest on the note would have been converted into membership interests of the Company.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Ownership of the Issuer by the holders of such security (on a fully diluted basis)	5.00%

*Does not include accrued interest.

Voting and Control

The Securities do not have voting rights. As such, Investors will have no rights to influence management or control of the Company over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Co-Issuer will indirectly hold only the Securities (the Class B Units) and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

The primary documents governing voting and the rights of the Securities are the Company's A&R Operating Agreement attached as Exhibit E. Among other things, the A&R Operating Agreement provides for certain provisions related to (i) authorized classes of units, (ii) distributions and allocations; (iii) management, including the authority and appointment of the Managers; and (iv) transferability. All statements in this Form C regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Company's Governing Documents.

By executing the Subscription Agreement with the Co-Issuer, Investors will become members in the Co-Issuer. Additionally, the Co-Issuer will be required to execute a Subscription Agreement with the Company, attached as <u>Exhibit F</u>, and will be subject to the terms and conditions of the Company's A&R Operating Agreement.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional Units or other convertible securities to other parties. In other words, when the Company issues more Units, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of Units outstanding could result from a Units offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising options, or by conversion of certain instruments (e.g. convertible bonds or warrants) into Units. If the Company decides to issue more Units, an investor could experience value dilution, with each Unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Unit reducing the value of a Unit.

What it Means to be a Minority Holder

Investors in our Class B Units, which do not provide for voting rights, will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
John Assaraf*	9,317,385 Class A Units	99.89%

*Includes 93,173 Class A Units owned by Maria Middaugh, a Manager of the Company and the spouse of John Assaraf.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Option to Purchase Common Stock	$0	404,500	N/A	Various dates between January 1, 2023 and June 1, 2025	Rule 701
Convertible Promissory Notes	$1,250,000	18	General Working Capital	Various dates between February 2, 2023 and June 1, 2023	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

DEBT

As of the date of this Form C, the Company does not have any outstanding debt.

Type	Promissory Note with Company CEO and Manager
Amount Outstanding	$271,250
Interest Rate and Amortization Schedule	8%.
Description of Collateral	Unsecured
Maturity Date	Various dates ranging between April 2026 and December 2026

Type	Related Party Promissory Note with RIA Ventures, Inc.
Amount Outstanding	$83,919
Interest Rate and Amortization Schedule	8%.
Description of Collateral	Unsecured
Maturity Date	December 31, 2026

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(i) As of December 31, 2024, and December 31, 2023, there was an outstanding loan receivable from John Assaraf, the Company's CEO and Manager, in the amount of $295,579 and 323,704, respectively.

(ii) For the years ended December 31, 2024, and December 31, 2023, the Company paid rent to John Assaraf in the amount of $28,125 and $28,125, respectively.

(iii) As of December 31, 2024, and December 31, 2023, there was an outstanding Long-term note payable to John Assaraf, the Company's CEO and Manager, in the amount of $523,000 and $75,000, respectively. The current outstanding balance is $271,250, including accrued interest.

(iv) As of December 31, 2024, and December 31, 2023, there was an outstanding Long-term note payable to RIA Ventures, Inc., in the amount of $65,000 and $75,000, respectively. RIA Ventures, Inc., is 100% owned by John Assaraf. The current outstanding balance is $83,919, including accrued interest.

(v) John Assaraf and his entity, Praxis International, Inc., own certain intellectual property which they have licensed to the Company pursuant to a license agreement, dated September 24, 2025. Pursuant to the license agreement, the Company will make annual payments between $250,000 and $500,000, payable quarterly on a pro-rated basis, based on the Company's prior year gross revenues after all refunds or bad debt expense. The first payment under the license agreement shall be made by January 31, 2026 and will be based on the Company 2025 gross revenues.

(vi) The Company's database is co-owned between John Assaraf and the Company. As long as John Assaraf is CEO of NeuroGym, there is no dual use of the database and it may only be used for NeuroGym purposes.

(vii) All of John Assaraf's books and personal website are owned by him solely. All of his podcast, TV, and radio appearances are owned solely by John Assaraf. Most of these books, personal website, and social media appearances are for the advancement of NeuroGym's lead generation and sales effort.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit G</u>.

Cash and Cash Equivalents

As of August 31, 2025, the Company had an aggregate of approximately $103,037 in cash plus $331,992 in accounts receivables, leaving the Company with approximately 4 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering, the Company may raise additional capital by offering to sell securities, including but not limited to, Class A Units and/or Class B Units, SAFEs (Simple Agreement for Future Equity), or Convertible Notes to accredited investors outside of this Offering.

Other than capital from existing operations, the Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The terms of this Offering are based on a fully diluted pre-money valuation of $52,168,420. The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit G</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "*Exchange Act*") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "*Investment Company Act*")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "*Securities Act*") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.myneurogym.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

NeuroGym LLC
(Issuer)

By:/s/ John Assaraf
(Signature)

John Assaraf
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ John Assaraf
(Signature)

John Assaraf
(Name)

Manager
(Title)

October 31, 2025
(Date)

/s/ Maria Middaugh
(Signature)

Maria Middaugh
(Name)

Manager
(Title)

October 31, 2025
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the management or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Investor Website
(Attached)

A $400B+ Opportunity Hidden in Plain Sight

NeuroGym® is pioneering one of the world's first **AI-powered Neuro-Fitness® platforms**, a disruptive technology defining the future of **affordable, personalized mental-fitness training** and **mindset transformation**.

Think…"Peloton for the Mind."

Invest Now

$5
Share Price

$1,000*
Min. Investment

SEC Filings   Offering Circular   Investor Education



MENTAL AND EMOTIONAL

"We believe in a world where everyone has access to the resources and tools to reach their fullest potential."

Founder John Assaraf Has Been Featured On:

     

The Silent Killer Destroying Lives

Every day, billions are forced to fight an invisible enemy.
The silent killer isn't a mental illness…It's destructive mental and emotional programming that's destroying our happiness, our dreams, our lives.

• **$280B+** spent every year on mental healthcare[1]
• **$1 Trillion+** lost to stress, burnout, and unrealized potential[2]
• **Billions wasted** on personal development that rarely lasts[4]
• **Tens of millions** of lives are negatively affected[3]

Despite decades of effort, the crisis isn't shrinking, **it's exploding**.



limiting beliefs

low self-worth

fear

lack of self-confidence

stress & anxiety

The Problem With Current Solutions

Most treat **symptoms**, not the **root cause**.



	Clinical & Mental Health Solutions	Self-Help & Personal Development	Mindfulness, Wellness & Lifestyle Tools
Typical Methods	Medication, therapy, counseling	Coaching, books, online programs	Meditation, journaling, retreats
Goal	Reduce symptoms and heal	Personal growth & performance	Reduce stress & build resilience
Problem	Limited access, slow results, and expensive **($150–300/hr)** often takes years	Costly **($500–2,500/ mo)** and results rarely last	Calm the mind but don't change root mental programming

Fragmented. Expensive. Slow. Inaccessible.

Our Proven Solution

Shatter Limitations. Unlock Your Full Potential.

Members Receive:
- ✅ **Pro-Level AI Coaches:** Guide, teach, and inspire. 24/7
- ✅ **Live, World-Renowned** PhD Expert Training
- ✅ **Personalized Innercises®:** Train your brain. Strengthen your mind.
- ✅ **Neuro-Tracking:** Turn your data into transformation.
- ✅ **A Thriving Community:** Connect. Encourage, Celebrate, Grow





Our Traction And Proven Results

$97 Million in lifetime revenue...without outside funding

• **92,325** Customers Served worldwide
• **37.99%** Repeat Customers with **industry-leading retention** and **satisfaction**
• **1,700+ Five-Star App Reviews** for our Innercise® mobile experience

We've proved **global demand** for **Neuro-Fitness** and **innercise®**

$97M USD
Lifetime Revenue Growth
$94M

$0.00

Jan 1   Today

How It Works

Defining the future of mental fitness and mindset transformation



Assess
Take our Neuro-Fitness Assessment to uncover your goals, obstacles, and subconscious patterns.

Personalized Plan
Receive a personalized mental-fitness program to follow and unlock your potential.

Daily Innercise®
Train your brain with daily Innercises®, AI coaching, and live expert sessions.

Track Results
Monitor your growth with a personalized dashboard that measures mindset and behavior change.

Thrive
Our AI-powered system continually refines your plan based on actions, habits, and results.

Invest Now

Our Go To Market Strategy

 Phase 1

Launch (First 1M Users)

Current traction: 100,000+ past clients and access to a 1.6 M+ engaged audience.

Go-to-Market Strategy:

- Guest appearances on top podcasts and media
- Free online challenges and global live events
- Joint ventures and affiliate partnerships
- PR, radio, TV interviews, and Paid Ads
- Content marketing across all major social platforms

 Phase 2

Scale (10M+ Users)

Accelerating growth through performance marketing and viral expansion.

Go-to-Market Strategy:

- Member referral and in-app incentive programs
- Precision performance marketing and targeted campaigns
- Strategic influencer collaborations across health, fitness, and wellness sectors
- Multi-language campaigns for global reach

 Phase 3

Dominate (25M+ Users)

Expanding into enterprise, institutional, and educational ecosystems.

Go-to-Market Strategy:

- Enterprise partnerships: B2B wellness programs for Fortune 500s and SMEs
- Platform integrations: Native sync with health apps, wearables, and productivity tools
- Educational initiatives: School and university programs delivering Neuro-Fitness training at scale

Invest Now

Our Vision And Big Why

We believe in a world where no one suffers needlessly, **mentally, emotionally, physically, spiritually,** or **financially**, and where every person has the power to reach their full potential.

By making mental and emotional fitness affordable and accessible to all, we help humanity strengthen from the inside out.

When individuals strengthen their minds, they uplift families, empower organizations, and transform societies.

Our Mission & Massive Transformative Purpose is to help **1 billion people** overcome the mental and emotional barriers that hold them back from loving their lives and achieving their highest potential.

In doing so, we're creating a powerful ripple effect that transforms the world... **one mind, one heart, one life at a time.**



Raising $1.25 Million This Investment Round.

Participate in our equity crowdfunding round and own a piece of NeuroGym®.

Help us bring mental and emotional fitness to **every home, school, business,** and **person**.

Invest Now

Exclusive Investor Perks

Early Investor Share Bonus

30 Day Bonus
Invest Early and Get 20% Bonus Shares

LIMITED TIME LEFT TO INVEST | **167** Days | **17** Hrs | **45** Mins | **12** Secs

Note: Bonus shares are not reflected on the checkout or the subscription agreement. Bonus shares will be listed on the book-entry statement upon issuance.

Founding Supporter
Invest
$1,000+

Receive
200
Shares
Plus
• **20% Early Investor** Bonus Shares (220 Shares Total)
• **Investor Badge** in the Platform Community

Invest Now

Founding Backer
Invest
$2,500+

Receive
500
Shares
Plus
• **20% Early Investor** Bonus Shares (600 Shares Total)
• **Investor Badge** in the Platform Community

Invest Now

Founding Ambassador
Invest
$5,000+

Receive
1,000
Shares
Plus
• **20% Early Investor** Bonus Shares (1,200 Shares Total)
• **Investor Badge** in the Platform Community

Invest Now

Elite Partner
Invest
$10,000+

Receive
2,000
Shares
Plus
• **20% Early Investor** Bonus Shares (2,400 Shares Total)
• **Investor Badge** in the Platform Community

Invest Now

Visionary Partner
Invest
$25,000+

Receive
5,000
Shares
Plus
• **20% Bonus Shares** (6,000 Shares Total)
• **1hr Consulting** with the CEO, **John Assaraf** (Value: $10,000)
• **Founder's Dinner** in San Diego (Value: $2,500)
• **Investor Badge** in the Platform Community

Executive Partner
Invest
$50,000+

Receive
10,000
Shares
Plus
• **20% Bonus Shares** (12,000 Shares Total)
• **3hr Consulting** with the CEO, **John Assaraf** (Value: $30,000)
• **Founder's Dinner** in San Diego (Value: $2,500)
• **Investor Badge** in the Platform Community

Founding Partner
Invest
$100,000+

Receive
20,000
Shares
Plus
• **20% Bonus Shares** (24,000 Shares Total)
• **8hr (1 Day) Consulting** with the CEO, **John Assaraf** (Value: $100,000)
• **Founder's Dinner** in San Diego (Value: $2,500)
• **2-week Sponsorship** Placement with the Platform (Value: $10,000)
• **Investor Badge** in the Platform Community

Invest Now

Invest Now

Invest Now

Investments don't stack across tiers. If you invest more than once, your total amount automatically upgrades you to the **highest tier** you qualify for.
Early investor bonuses also don't combine, you'll always receive the **single highest bonus rate**, up to **20% maximum**.

Empower the World. One Mind at a Time®

The Team Behind the Neuro-Fitness Revolution
Leadership with a Proven Track Record







John Assaraf
Founder & CEO

READ MORE ⌄

• Globally recognized leader in mindset training and peak performance
• Behavioral neuroscience researcher featured on Larry King Live, Anderson Cooper 360, and The Ellen DeGeneres Show
• Built RE/MAX® of Indiana to 85 offices, 1,200 agents, and **$4B in annual sales**
• Co-founder of Bamboo.com (IPIX) **(IPO, $2.5B market cap)**
• NYT best-selling author of Innercise® and 14 books in 35 languages
• Featured in 15 films, including The Secret and Quest for Success

Julio Vasquez
VP of Technology and Engineering

READ MORE ⌄

Veteran technologist with two decades of experience in AI, SaaS, and data architecture. Oversees NeuroGym's AI-driven product ecosystem and platform innovation.

Julio taught himself how to program at 12 years old, sold his first business at 14 and shortly after launched a studio that **helped successfully launch 30+ products worldwide** along with personally launching 14 of his own products reaching accolades of
• **5x** ranked in the **Top 100 US App Store** across multiple genres
• **2x Top 10** ranking in the US App Store
• Web and Mobile products reaching **1+ million downloads** globally.

His experience ranges from leading cross-functional teams to hands-on development of platforms that bridge neuroscience, education, productivity, medtech, and personal growth.

The Super Team

READ MORE ⌄

Our team is smart, hungry, data driven, and relentlessly adaptable. Together with our AI Agentic workforce, we operate with the precision, scale, and speed of a company several times our size. Executing faster, learning continuously, and driving measurable results.

Frequently Asked Questions

Invest Now

1. Why invest in startups?

2. How much can I invest?

3. How do I calculate my net worth?

4. What are the tax implications of an equity crowdfunding investment?

5. Who can invest in a Regulation CF Offering?

6. What do I need to know about early-stage investing? Are these investments risky?

7. When will I get my investment back?

8. Can I sell my shares?

9. Exceptions to limitations on selling shares during the one-year lockup period:

10. What happens if a company does not reach their funding target?

11. How can I learn more about a company's offering?

12. What if I change my mind about investing?

13. How do I keep up with how the company is doing?

14. What relationship does the company have with DealMaker Securities?

15. What is the offering?

16. What is Reg CF?

17. What exactly am I purchasing?

18. How will funds be used?

19. Why are you raising money now?

20. What is the minimum investment?

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Sources
1. SAMHSA Library
2. who.int
3. who.int
4. GrandView Research

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Privacy Policy

EXHIBIT C
Subscription Agreement between Co-Issuer and Investor
(Attached)

REG CF SPV SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN <u>SECTION 5(f)</u>. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INVESTOR WEBSITE PAGE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: NeuroGym CF Investors SPV, LLC
        c/o NeuroGym LLC
        155 South Nardo Ave.
        Solana Beach, California 92075

Ladies and Gentlemen:

1.   Subscription.

(a)   The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase limited liability company membership units (the "**Securities**") of NeuroGym CF Investors SPV, LLC, a Delaware limited liability company (the "**Co-Issuer**"), upon the terms and conditions set forth herein. The Co-Issuer is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for Class B limited liability company common equity interests ("**Class B Units**") to be acquired from NeuroGym LLC, a California limited liability company (the "**Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership units of the Co-Issuer which relate to Class B Units issued by the Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Limited Liability Company Agreement of the Co-Issuer, dated as of September 16, 2025 (as the same may be amended or amended and restated from time to time, the "**Operating Agreement**"), and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document. Any capitalized term not specifically defined in this Subscription Agreement shall have the same meaning ascribed to such term in the Offering Materials.

(b)   (i) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Co-Issuer and Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Co-Issuer's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement;

        (ii) Subscriber acknowledges that Subscriber has read the educational materials on the investor website page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline (as hereinafter defined); however, once the Subscription Agreement is accepted by the Co-Issuer and Issuer there is no cancelation right;

        (iii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Co-Issuer and Issuer. A promoter may be any person who promotes the Co-Issuer and Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Co-Issuer and Issuer; and

        (iv) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and its affiliates have received or will receive in connection with the sale of the Securities in the Regulation CF offering and the manner in which it is received.

(c)   Subscriber understands that the Issuer, as Manager of the Co-Issuer, will make all decisions for the Co-Issuer even though the Subscriber's investment is not made with the Issuer.

(d)   This subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Co-Issuer at its sole discretion. In addition, the Co-Issuer, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities that Subscriber has subscribed for. The Co-Issuer will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e)   The aggregate value of Securities sold shall not exceed $1,235,000.00, which includes a 3.5% Investor Processing Fee, on each single investment in the Offering. The Co-Issuer may accept subscriptions until April 15, 2026 (the "**Offering Deadline**"). Provided that subscriptions for $10,350.00 worth of Securities are received, which also includes a 3.5% Investor Processing Fee on each transaction (the "**Target Offering Amount**"), the Co-Issuer may elect at any time to close all or any portion of the Offering, on various dates at or prior to the Offering Deadline (each a "**Closing Date**").

(f)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   Joinder to Operating Agreement. By executing this Subscription Agreement, Subscriber will automatically become party to the Operating Agreement of the Co-Issuer as a Member holding the Securities of the Co-Issuer.

3.   Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Co-Issuer of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow Arrangements. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Co-Issuer prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with the Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Co-Issuer, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4.   Representations and Warranties of the Co-Issuer and Issuer. The Co-Issuer and Issuer each represent and warrant to Subscriber that the following representations and warranties are true and correct in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Subscription Agreement, an individual shall be deemed to have

"knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Co-Issuer and Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Co-Issuer's or Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Issuer is a limited liability company duly formed, validly existing and in good standing under the laws of the State of California. The Co-Issuer is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Co-Issuer and Issuer, as applicable, have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Issuer is duly qualified and is authorized to do business and is in good standing as a foreign limited liability company in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Co-Issuer or its business.

(b)   Eligibility of the Co-Issuer and Issuer to Make an Offering under Section 4(a)(6). The Co-Issuer and the Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Co-Issuer have been duly authorized by all necessary limited liability company action on the part of the Co-Issuer, and by the Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Co-Issuer, and enforceable against the Co-Issuer in accordance with their terms. Further, the underlying securities to be issued by the Issuer to the Co-Issuer will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Issuer, enforceable against the Issuer in accordance with their terms.

(d)   Authority for Subscription Agreement. The execution and delivery by the Co-Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Co-Issuer's powers and have been duly authorized by all necessary actions on the part of the Co-Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Co-Issuer, enforceable against the Co-Issuer in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Co-Issuer in connection with the execution, delivery and performance by the Co-Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Co-Issuer to perform its obligations hereunder.

(f)   Financial Statements. Complete copies of the Issuer's financial statements consisting of the reviewed balance sheet of the Issuer for the years ended December 31, 2024 and December 31, 2023, respectively, and the related statements of operations, changes in member's deficit and cash flows at December 31, 2024 and December 31, 2023 (the "**Financial Statements**") have been made available to the Subscriber and appear in the Offering Statement and on the Investor Website Page. The Financial Statements are based on the books and records of the Issuer and fairly present the financial condition of the Issuer as of the date they were prepared and the results of the operations and cash flows of the Issuer for the periods indicated. Alan M. Brown, CPA, who has provided the reviewed Financial Statements, is an independent accountant within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC. Additionally, the Co-Issuer has had reviewed inception financials (the "**Inception Financial Statements**") prepared by SetApart Accountancy Corp., an independent accounting firm within the rules and regulations adopted by the SEC. The Inception Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds. The Co-Issuer shall use the proceeds from the issuance and sale of the Securities as set forth in "Use of Proceeds" in the Offering Materials.

(h)   Litigation. Except as set forth in the Offering Materials, as of the date thereof, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Co-Issuer's and Issuer's knowledge, currently threatened in writing (a) against the Co-Issuer or Issuer or (b) against any consultant, officer, manager, director or key employee of the Co-Issuer or Issuer arising out of his or her consulting, employment or board relationship with the Co-Issuer or Issuer or that could otherwise materially impact the Co-Issuer or Issuer.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and correct in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement, the Operating Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement, the Operating Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c)   Manner of Holding. Subscriber understands that the Subscriber is investing into the Co-Issuer, which will serve as a "crowdfunding vehicle" for an investment between the Co-Issuer and the Issuer. The Co-Issuer will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Issuer.

(d)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Co-Issuer has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Co-Issuer involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Co-Issuer;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC;

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(v) Subscriber understands and agrees that Subscriber will not attempt to transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Co-Issuer in its sole discretion, but for very limited situations.

(f)   Investment Limits. Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii)   Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)   Subscriber information. Within five days after receipt of a request from the Co-Issuer, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Co-Issuer or the Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Co-Issuer or the Issuer as a condition of such transfer**.

(h)   Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Issuer's business, management and financial affairs with managers, officers and management of the Issuer and has had the opportunity to review the Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representatives, by the Issuer or others with respect to the business or prospects of the Issuer or its financial condition.

(i)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Issuer on the basis of the Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Subscription Agreement. The Subscriber agrees to indemnify and hold harmless the Co-Issuer, the Issuer and their respective officers, directors, managers and

affiliates, and each other person, if any, who controls the Co-Issuer or the Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Transfer Restrictions.

(a)   "Market Stand-Off" Agreement. Subscriber hereby acknowledges and agrees that the Co-Issuer will not be permitted to, without the prior written consent of the managing underwriter or financial advisor to the Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "**IPO**") or any merger with or into a special purpose acquisition vehicle ("**SPAC**"), or such other period as may be requested by the Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than an IPO, or such other period as may be requested by the Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto, (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any securities of the Issuer (whether such securities are then owned by the Co-Issuer or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of securities of the Issuer, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities of the Issuer to an underwriter pursuant to an underwriting agreement, and shall be applicable to the Co-Issuer only if all officers and directors of the Issuer are subject to the same restrictions. The financial advisors of the Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

For purposes of this Section 7(a), the term "Issuer" shall include any wholly owned subsidiary of the Issuer into which the Issuer merges or consolidates. In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Co-Issuer's registrable securities of the Issuer (and the Issuer units or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber acknowledges and agrees that a legend reading substantially as follows may be placed on all certificates representing all of

Co-Issuer's registrable securities of the Issuer (and the Issuer units or securities of every other person subject to the restriction contained in this Section 7(a)):

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF NEUROGYM LLC ("NEUROGYM"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN NEUROGYM AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT NEUROGYM'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Subscription Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Securities and the Subscriber acknowledges and agrees that the Co-Issuer will not be permitted to make any disposition of all or any portion of the Issuer's Common Interests or any securities which may be converted into the Issuer's Common Interests, in each case, unless and until the transferee has agreed in writing for the benefit of the Co-Issuer and the Issuer, respectively, to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Subscription Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) Subscriber or the Co-Issuer, as applicable, has (A) notified the Co-Issuer or the Issuer, as applicable, of the proposed disposition; (B) furnished the Co-Issuer or the Issuer, as applicable, with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Co-Issuer or the Issuer, as applicable, furnished the Co-Issuer or the Issuer, as applicable, with an opinion of counsel reasonably satisfactory to the Co-Issuer or the Issuer, as applicable, that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Securities, and acknowledges and agrees that the Co-Issuer will not be permitted to make any disposition of any of the Issuer's securities, to any competitor of the Issuer, as determined in good faith by the Issuer.

8.   Applicable Law; Jurisdiction & Venue. All questions concerning the construction, validity and interpretation of this Subscription Agreement and the performance of the obligations imposed by this Subscription Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Subscription Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Subscription Agreement except in the above-named courts, except as provided for in Section 10, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Subscription Agreement or the subject matter hereof may not be enforced in or by such court.

9.   WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS SUBSCRIPTION AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS SUBSCRIPTION AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10.   Mediation. Any dispute, controversy or claim arising out of or relating to this Subscription Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscriber and the Co-Issuer or the Issuer), whether arising in tort or contract outside or under the provisions of this Subscription Agreement, shall be settled by mediation in Tampa, Florida. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures within twenty (20) miles of the City of Solana Beach, State of California. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 9.

11.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given (a) if and when delivered by hand; or (b) if and when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11):

If to the Co-Issuer, to:

NeuroGym CF Investors SPV, LLC
c/o NeuroGym LLC
155 South Nardo Ave.
Solana Beach, California 92075

If to the Issuer, to:

NeuroGym LLC
155 South Nardo Ave.
Solana Beach, California 92075

If to Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with Section 11(a) or 11(b) above.

12.   Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Co-Issuer and the Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Co-Issuer, the Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the membership interests of the Co-Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

NeuroGym LLC

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Common Shares of NeuroGym LLC by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):	Number of securities: **Common Shares** Aggregate Subscription Price: **$0.00 USD**
(Name of Subscriber)	**TYPE OF OWNERSHIP:**
By: (Authorized Signature)	If the Subscriber is individual: If the Subscriber is not an individual:
	☐ Individual
(Official Capacity or Title, if the Subscriber is not an individual)	☐ Joint Tenant
	☐ Tenants in Common
	☐ Community Property
(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)	If interests are to be jointly held:
	Name of the Joint Subscriber:
	Social Security Number of the Joint Subscriber:
(Subscriber's Residential Address, including Province/State and Postal/Zip Code)	Check this box if the securities will be held in a custodial account: ☐
Taxpayer Identification Number	Type of account:
	EIN of account:
(Telephone Number)	Address of account provider:
(Offline Investor) (E-Mail Address)	

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

NeuroGym LLC

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

> ☐A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
> a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
> a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;
> ☐A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;
> ☐The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

      (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the   of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

                                                 By: _____

                                                      (Signature)

                                                 Name of Signing Officer (if Entity):

                                                 Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

<u>**Self-Certification of Trustee**</u>

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in NeuroGym LLC's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in NeuroGym LLC's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

EXHIBIT D
Operating Agreement of Co-Issuer
(Attached)

LIMITED LIABILITY COMPANY AGREEMENT

OF

NEUROGYM CF INVESTORS SPV, LLC

This **LIMITED LIABILITY COMPANY AGREEMENT** (the "**Agreement**") of NeuroGym CF Investors SPV, LLC, a Delaware limited liability company (the "**Company**") is entered into as of September 16, 2025 by and among the Company, NeuroGym LLC (the "**Manager**") and any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively, the "**Members**"). Capitalized terms used herein without definition shall have the respective meanings ascribed to them in Article X.

WHEREAS, the Company was formed to serve as a "crowdfunding vehicle" as that term is defined in Rule 3a-9 under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**").

WHEREAS, the Company will undertake the limited purpose of acquiring, holding, and disposing of Securities (defined below) issued by NeuroGym LLC (the "**Crowdfunding Issuer**"), which will also serve as the Manager of the Company.

WHEREAS, it is the intent of the Company to issue Interests (defined below) that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding.

NOW THEREFORE, the limited liability company agreement of the Company is hereby adopted to read in its entirety as agreed upon the Company, its Manager, and the Members as follows:

ARTICLE I – ORGANIZATIONAL MATTERS

Section 1.01   Name. The name of the Company is NeuroGym CF Investors SPV, LLC.

Section 1.02   Principal Office. The principal office of the Company is located at 155 South Nardo Ave., Solana Beach, CA 92075 or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 1.03   Registered Office; Registered Agent. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 1.04 Purpose; Powers.

(a) The purpose of the Company to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, specifically, to undertake the acquiring, holding, and disposing of the Securities issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto.

(b) If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

Section 1.05 Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

Section 1.06 Fiscal Year. The Company's fiscal year shall be the same as that of the Crowdfunding Issuer.

Section 1.07 Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 1.04 shall be paid solely by the Crowdfunding Issuer.

ARTICLE II – MEMBERS

Section 2.01 Members. The names, mailing addresses, and Interests of the Members are set out in Schedule I attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Interests to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule. Members may only be natural persons.

Section 2.02 Capital Contributions; No Withdrawals.

(a) The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note, or other obligation (as such amounts may be amended herein from time to time, the "**Capital Contributions**") set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company.

(b) No Member shall be entitled to withdraw any part of a Capital Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03 Admission of Additional Members.

(a) Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as when Members were first admitted to the Company, or (ii) a Transfer of Interests, subject to compliance with the provisions of ARTICLE VI, and in either case, following compliance with the provisions of Section 2.03(b).

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a permitted Transfer) of Interests, such

Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Interests, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Interests.

Section 2.04   No Withdrawal; Death of Member.

(a)   So long as a Member continues to hold any Interest, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the Delaware Act.

(b)   The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Interests owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as permitted Transferees; provided, that any such permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.03(b).

Section 2.05   Certification of Interests.

(a)   The Company may, but shall not be required to, issue certificates evidencing Interests in the Company.

(b)   Interests shall be reflected in the books and records of the Company as Units.

(c)   If the Manager shall issue certificates representing Interests in accordance with Section 2.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Interests shall bear a legend substantially in the following form:

THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULTATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

Section 2.06   Meetings.

(a)   To the extent the Securities, and thus the Interests, provide the right to vote, or require approval of the holders of the Interests, meetings of the Members may be called by the Manager.

(b)   Written notice stating the place, electronic access information, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's principal office or at such other place, or by electronic means as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting. To the extent possible, the Manager shall give Members the same notice as provided for in the Crowdfunding Issuer's constitutive documents.

(c)   Any Member may participate in a meeting of the Members by means of telephone or other electronic communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)   The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; provided, that the Members shall have been notified of the meeting in accordance with Section 2.06(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Interests. Subject to Section 2.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of voting, subject to Section 2.07, Section 3.02, and Section 11.09, and any other provision of this Agreement or the Delaware Act requiring the vote, consent, or approval of a different percentage of the Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Interests.

Section 2.07   Action Without Meeting. Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes on such matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

ARTICLE III – MANAGEMENT

Section 3.01   Management of the Company. Subject to the provisions of Section 3.02, and except as otherwise provided by the Delaware Act, the business, property, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

Section 3.02   Actions Requiring Approval of Members. Without the written approval of Members holding a majority of the Interests, the Company shall not, and shall not enter into any commitment to:

(a)   Amend, modify, or waive any provisions of the Certificate of Formation or this Agreement; provided that the Manager may, without the consent of the other Members, amend the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Interests in accordance with this Agreement.

(b)   Issue additional Interests or other securities outside of a Regulation Crowdfunding Offering with the Crowdfunding Issuer, except in connection with a Transfer of Interests that complies with the applicable provisions of ARTICLE VI and Section 2.03(b), or admit additional Members to the Company.

(c)   Dissolve, wind up, or liquidate the Company or initiate a bankruptcy proceeding involving the Company, at the sole discretion of the Manager; provided that no vote shall be required when such dissolution, winding up, or liquidation occurs under the terms of the Securities or Interests.

Notwithstanding the above, the Manager shall be able to take all actions necessary without the consent of the Members in order to maintain the Company's status as a crowdfunding vehicle.

Section 3.03   Prohibited Actions. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(a)   Incurring any indebtedness, pledge or granting liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

(b)   Making any loan or advance to, or a Capital Contribution or investment in, any Person.

(c)   Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests.

(d)   Entering into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests.

Section 3.04   Officers. The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section 3.05   Replacement and Resignation of Manager. The Manager may be removed at any time, with or without cause, by the Members holding eighty-five percent (85%) of the Interests. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Following the Manager's removal or resignation, a successor Manager shall be elected by the affirmative vote of the Members holding a majority of the Interests. The removal of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member from the Company.

Section 3.06   Votes. Any vote required pursuant to this Article III may be made in accordance with Section 2.06 or Section 2.07.

ARTICLE IV – ALLOCATIONS

Section 4.01   Allocation of Profits and Losses.

(a)   All items of income, gain, loss deduction, and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Interests.

(b)   Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Interests.

(c) This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

ARTICLE V – DISTRIBUTIONS

Section 5.01   Distributions.

(a)   In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Securities, the Manager shall make such distributions promptly to the holders of the Interests on a one-to-one basis as if the holders of the Interests held the Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Interests.

(b)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Delaware Act or other Applicable Law.

ARTICLE VI – TRANSFERS

Section 6.01   General Restrictions on Transfer.

(a)   No Member shall Transfer all or any portion of its Interests in the Company, except with the written consent of the Manager. No Transfer of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.03 hereof.

(b)   Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Interests in the Company, and the Company agrees that it shall not issue any Interests:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws;

(ii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(iv)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c)   Any Transfer or attempted Transfer of any Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Interest for all purposes of this Agreement.

(d)   Except as provided in Section 2.05(b), no Transfer (including a permitted Transfer) of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee (including a permitted Transferee) is admitted as a Member of the Company in accordance with Section 2.03(b) hereof.

(e)   For the avoidance of doubt, any Transfer of a Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.02   Further Restrictions on Transfer.

(a)   During the one-year period beginning on the date on which it acquired the Interest, a Member may not transfer such Interest except:

(i)   To the Crowdfunding Issuer;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act; or

(iv)   To a member of the Interest holder's family or the equivalent, to a trust controlled by the Interest holder, to a trust created for the benefit of a member of the family of the Interest holder or equivalent, or in connection with the death or divorce of the Interest holder or other similar circumstance.

ARTICLE VII – NO PERSONAL LIABILITY AND INDEMNIFICATION

Section 7.01   No Personal Liability: Members; Manager.

(a)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.02   Indemnification.

(a)   To the fullest extent permitted under the Delaware Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of expenses by the Crowdfunding Issuer for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, "**Losses**") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 7.02 shall be provided by the Crowdfunding Issuer, and neither any Member nor any other Person shall have any personal liability to contribute to such indemnity by the Crowdfunding Issuer; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

(b)   Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c)   For purposes of this Section 7.02, "**Covered Person**" means (i) each Member of the Company; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

ARTICLE VIII – REPORTS, ACCOUNTING, AND TAX MATTERS

Section 8.01   Inspection Rights. Upon reasonable notice from a Member and in accordance with a proper purpose under the Delaware Act, the Company shall afford the Member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member to examine such documents and make copies thereof. Further, upon reasonable notice from a Member, the Manager shall make available the same such information of the Crowdfunding Issuer so long as it is for a proper purpose in accordance with the Delaware General Corporation Law.

Section 8.02   Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as partnership for US, federal, state, and local income tax purposes. Neither the Manager nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.03   Tax Matters Representative.

(a)   Appointment; Resignation. The Members hereby appoint the Manager as the "partnership representative" as provided in Section 6223(a) of the Code (the "**Partnership Representative**"). The Partnership Representative can be removed at any time by a vote of Members holding 85% of the Interests of the Company, and shall resign if it is no longer the Manager. In the event of the resignation or removal of the Partnership Representative, the holders of a majority of the Interests of the Company shall appoint a new Partnership Representative.

(b)   Tax Examinations and Audits. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c)   US Federal Tax Proceedings. To the extent permitted by applicable law and regulations, the Partnership Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015 (the "**Revised Partnership Audit Rules**") pursuant to Section 6221(b) of the Code. For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Partnership Representative will cause the Company to elect the alternative procedure under Section 6226 of the Code, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d)   Section 754 Election. The Partnership Representative shall make an election under Section 754 of the Code only with the agreement in writing of a majority of the outstanding Interests.

(e)   Indemnification. The Company, through the Crowdfunding Issuer, shall defend, indemnify, and hold harmless the Partnership Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Partnership Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 8.04   Tax Returns.

(a)   At the expense of the Crowdfunding Issuer, the Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b)   Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

Section 8.05   Reports under Regulation Crowdfunding.

(a)   The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

(b)   The Manager will cause the prompt distribution of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

ARTICLE IX – DISSOLUTION AND LIQUIDATION

Section 9.01   Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)   An election to dissolve the Company made by holders of 85% of the Interests;

(b)   The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all of the assets of the Crowdfunding Issuer;

(c)   Declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(d)   The entry of a decree of judicial dissolution under the Delaware Act.

Section 9.02   Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation shall have been cancelled as provided in Section 9.04.

Section 9.03   Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a)   The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle."

(b)   As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)   The Liquidator shall transfer ownership of the Securities to the Interest holders.

(d)   The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer:

(i)   First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)   Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)   Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section 9.04   Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.

ARTICLE X – Definitions

Section 10.01   Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a)   "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "control" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

(b)   "**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental

Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(c)　　　"**Certificate of Formation**" means the certificate of formation filed with the Delaware Secretary of State on September 16, 2025.

(d)　　　"**Code**" means the Internal Revenue Code of 1986, as amended.

(e)　　　"**Delaware Act**" means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(f)　　　"**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(g)　　　"**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(h)　　　"**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasigovernmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(i)　　　"**Interest**" means an interest in the Company owned by a Member, including such Member's rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii) vote, consent, or participate in any Member decisions provided in this Agreement and the Delaware Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the Delaware Act.

(j)　　　"**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(k)　　　"**Manager**" means, initially, NeuroGym LLC, or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(l)　　　"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(m)　　　"**Securities**" means the underlying securities (i.e., Class B Units) of the Crowdfunding Issuer issued in a Regulation CF offering.

(n)　　　"**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(o)　　　"**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Interests or any interest (including a beneficial interest) therein. "**Transfer**" when used as a noun shall have a correlative meaning.

        (p)   **"Transferor" and "Transferee"** mean a Person who makes or receives a Transfer, respectively.

        (q)   "**Units**" shall be the measure by which each Member's Interest is determined. The Company is not obligated to issue certificates to represent any Units. A transfer of Units will include a transfer of the Capital Account that is attributable to such Units as of the effective date of such transfer determined in accordance with Section 6.01, and such will be determined on a proportionate basis if fewer than all of the Units owned by any Member are being transferred by such Member. Each Unit shall carry an incremental dollar amount established by the Manager for the sale of Interests that investors can purchase in order to become Members of the Company.

ARTICLE XI – MISCELLANEOUS

Section 11.01   <u>Governing Law</u>. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section 11.02   <u>Submission to Jurisdiction</u>. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03   <u>Waiver of Jury Trial</u>. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAVIES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.04   <u>Waiver</u>. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 shall diminish the waiver described in Section 11.03.

Section 11.05   <u>Notices</u>. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

        (a)   when delivered by hand;

        (b)   when received by the addressee if sent by a nationally recognized overnight courier;

        (c)   on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

        (d)   on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other addresses for a party as shall be specified in a notice given in accordance with this Section 11.05):

If to the Company: c/o NeuroGym LLC
155 South Nardo Ave.
Solana Beach, CA 92075
Email: ceo@myneurogym.com
Attention: John Assaraf, CEO of NeuroGym LLC

If to the Manager: 155 South Nardo Ave.
Solana Beach, CA 92075
Email: ceo@myneurogym.com
Attention: John Assaraf, CEO

If to a Member: To the Member's respective mailing address as set forth on the Members Schedule.

Section 11.06   Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.07   Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.08   Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 11.09   Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by Members holding 85% of the Interests. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule may be made by the Manager in accordance with Section 3.02(a).

Section 11.10   Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.11   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.12   Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 11.13   No Third-Party Beneficiaries. Except as provided in ARTICLE VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

NEUROGYM CF INVESTORS SPV, LLC

By: NeuroGym LLC, a California limited liability company,

Its Manager

DocuSigned by:

By: John Assaraf
65EE5C533F4E417...

Name: John Assaraf

Title: CEO

[SIGNATURE PAGE TO NEUROGYM CF INVESTORS SPV, LLC OPERATING AGREEMENT]

SCHEDULE I

MEMBERS SCHEDULE

Individual/Entity Name	Cash Contribution	Interests/Units

EXHIBIT E
Second Amended and Restated Operating Agreement of Issuer
(Attached)

THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR REGISTERED OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, THE TERMS AND CONDITIONS WHICH ARE SET FORTH IN THIS AGREEMENT.

AMENDED AND RESTATED OPERATING AGREEMENT

OF

NEUROGYM LLC

A CALIFORNIA LIMITED LIABILITY COMPANY

TABLE OF CONTENTS

AMENDED AND RESTATED OPERATING AGREEMENT
FOR
NEUROGYM LLC,
A CALIFORNIA LIMITED LIABILITY COMPANY

This Amended and Restated Operating Agreement (this "Agreement") of NeuroGym LLC, a California limited liability company (the "Company"), is made effective as of October 4, 2025, by and among the Members listed on the signature pages hereto.

The Members desire to amend and restate the Amended and Restated Operating Agreement dated September 22, 2025, to reflect (i) the increase in authorized Units to twenty million (20,000,000), and (ii) the establishment of a two million (2,000,000) Unit equity incentive pool for employees, consultants, and advisors.

This Agreement is made by and among the parties listed on the signature pages hereof, with reference to the following facts:

A. The Company was formed under the Act (as defined below) pursuant to Articles of Organization filed with the Secretary of State of the State of California on February 4, 2011 as "Praxis Now, LLC" and was initially governed by an operating agreement between John Assaraf and Maria Middaugh, dated as of February 4, 2011 (the "Original Agreement").

B. The parties now desire to amend and restate the Original Agreement in its entirety and adopt this Agreement as the limited liability company agreement of the Company.

NOW, THEREFORE, in consideration of the mutual promises and agreements made herein and intending to be legally bound, the parties hereto agree to amend and restate the Original Agreement in its entirety as follows.

ARTICLE I
DEFINITIONS

When used in this Agreement, the following terms shall have the meanings set forth below (all terms used in this Agreement that are not defined in this Article I shall have the meanings set forth elsewhere in this Agreement):

1.1 "**Act**" shall mean the California Revised Uniform Limited Liability Company Act, codified in the California Corporations Code, Section 17000, *et seq.*, as the same may be amended from time to time.

1.2 "**Adjusted Capital Account**" means, with respect to any Person, the balance, if any, in such Person's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a) Credit to such Capital Account any amounts that such Person is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the next to the last sentence of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the

Regulations after taking into account any changes during such year in the Company Minimum Gain and Member Minimum Gain; and

(b) Debit to such Capital Account the items described in Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the Regulations.

The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

1.3 "**Affiliate**" of a Member or Manager shall mean any Person, directly or indirectly, through one or more intermediaries, controlling, controlled by or under common control with a Member or Manager. The term "control," as used in the immediately preceding sentence, shall mean with respect to a corporation, limited liability company, limited partnership, or other entity or association, the right to exercise, directly or indirectly, more than fifty percent (50%) of the voting rights attributable to the controlled entity or association, and, with respect to any individual, partnership, trust, or other entity or association, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

1.4 "**Agreement**" shall mean this Amended and Restated Operating Agreement of the Company, as originally executed and as amended from time to time.

1.5 "**Articles**" shall mean the Articles of Organization for the Company originally filed with the Secretary of State of the State of California and as amended from time to time.

1.6 "**Assumed Tax Liability**" of any Member, as of any Tax Distribution Date, shall mean an amount equal to the cumulative amount of federal, state, and local taxes (including any applicable estimated taxes), determined taking into account the character of the Company income and loss allocated as it affects the applicable tax rate, that the Members estimate would be payable by such Member as of such Tax Distribution Date, (w) assuming such Member earned solely the items of income, gain, deduction, loss, and/or credit allocated to such Member pursuant to this Agreement, (x) after taking proper account of losses allocated to such Member by the Company in prior periods, to the extent not previously taken into account pursuant to this subsection (x), (y) after taking proper account of any distributions made to such Member for the applicable tax year, and (z) assuming that such Member is subject to tax at the same rate as the Member with the highest applicable tax rate.

1.7 "**Bankruptcy**" shall mean: (a) the filing of an application by a Person for, or his/her/its consent to, the appointment of a trustee, receiver, or custodian of his/her/its other assets; (b) the entry of an order for relief with respect to a Person in proceedings under the United States Bankruptcy Code, as amended or superseded from time to time; (c) the making by a Person of a general assignment for the benefit of creditors; (d) the entry of an order, judgment, or decree by any court of competent jurisdiction appointing a trustee, receiver, or custodian of the assets of a Person unless the proceedings and the person appointed are dismissed within ninety (90) days; or (e) the failure by a Person generally to pay his/her/its debts as the debts become due within the meaning of Section 303(h)(1) of the United States Bankruptcy Code, as determined by the Bankruptcy Court, or the admission in writing of his/her/its inability to pay his/her/its debts as they become due.

1.8 "**Board of Managers**" shall mean the Managers.

1.9 "**Book Value**" means, with respect to any asset of the Company, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Book Value of any asset contributed by a Member to the Company shall be such asset's gross Fair Market Value at the time of such contribution;

(b) The Book Value shall be adjusted in the same manner as would the asset's adjusted basis for federal income tax purposes, except that the depreciation deduction taken into account each Fiscal Year for purposes of adjusting the Book Value of an asset shall be the amount of Depreciation with respect to such asset taken into account for purposes of computing Net Profits or Net Losses for the Fiscal Year;

(c) The Book Value of the Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Sections 734(b) or 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Section 1.704-(b)(2)(iv)(m) of the Regulations and this Agreement; provided, however, that Book Values shall not be adjusted pursuant to this subsection (c) to the extent that the Members, in their sole and absolute discretion, determines that an adjustment pursuant to subsection (e) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (c).

(d) The Book Value of any asset distributed to a Member by the Company shall be such asset's gross Fair Market Value at the time of such distribution; and

(e) Upon election by the Members, the Book Value of all the Company assets shall be adjusted upon the events and in the manner specified in Regulations Section 1.704-1(b)(2)(iv)(f).

1.10 "**Business Day**" shall mean any day of the year on which banks are not required or authorized to close in the State of California.

1.11 "**Capital Account**" shall mean with respect to any Member the capital account that the Company establishes and maintains for such Member pursuant to Section 3.3.

1.12 "**Capital Contributions**" shall mean the total amount of cash and fair market value of property contributed to the Company by Members.

1.13 "**Class A Member**" shall mean any Person named as a Class A Member in this Agreement and any Person who becomes an additional, substitute, or replacement Class A Member as permitted by this Agreement, in such person's capacity as a Class A Member of the Company. "Class A Members" shall refer collectively to all such persons in their capacities as Class A Members.

1.14 "**Class B Member**" shall mean any Person who becomes a Class B Member and any person who becomes an additional, substitute, or replacement Class B Member as permitted by this Agreement, in such person's capacity as a Class B Member of the Company. "Class B Members" shall refer collectively to all such persons in their capacities as Class B Members.

1.15 "**Class A Units**" shall mean Units owned by Class A Members, which shall have voting rights.

1.16 "**Class B Units**" shall mean Units owned by Class B Members, which shall not have voting rights.

1.17 "**Code**" shall mean the Internal Revenue Code of 1986, as amended from time to time and the provisions of succeeding law, and to the extent applicable, the Regulations.

1.18 "**The Company**" shall mean NeuroGym LLC, a California limited liability company.

1.19 "**The Company Minimum Gain**" with respect to any taxable year of the Company means the "partnership minimum gain" of the Company computed strictly in accordance with the principles of Section 1.704 2(d) of the Regulations.

1.20 "**Corporations Code**" shall mean the California Corporations Code, as amended from time to time, and the provisions of succeeding law.

1.21 "**Depreciation**" means an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for the Fiscal Year or other period, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of the Fiscal Year or other period, Depreciation will be an amount that bears the same ratio to the beginning Book Value as the Federal income tax depreciation, amortization, or other cost recovery deduction for the Fiscal Year or other period bears to the beginning adjusted tax basis; provided, however, that if the Federal income tax depreciation, amortization, or other cost recovery deduction for the Fiscal Year or other period is zero, Depreciation will be determined by reference to the beginning Book Value using any reasonable method chosen by the Members.

1.22 "**Distributable Cash**" shall mean the amount of cash that the Managers deem available for distribution to the Members, taking into account all debts, liabilities, and obligations of the Company, including guaranteed payments, then due, and working capital and other amounts that the Managers deem necessary for the Company's business or to place into reserves for customary and usual claims with respect to such business.

1.23 "**Economic Interest**" shall mean the right to receive distributions of the Company's assets and allocations of income, gain, loss, deduction, credit and similar items from the Company pursuant to this Agreement and the Act, but shall not include any other rights of a Member, including, without limitation, the right to vote or participate in the management of the Company, or except as provided in this Agreement or Section 17704.10 of the Corporations Code, any right to information concerning the business and affairs of the Company. An Economic Interest is a "Transferable Interest," as such term is defined in the Act.

1.24 "**Economic Interest Owner**" shall mean the owner of an Economic Interest who has not been admitted as a Member.

1.25 "**Economic Risk of Loss**" means the economic risk of loss within the meaning of Section 1.752-2 of the Regulations.

1.26 "**Fair Market Value**" means, with respect to an asset, as determined by the Members, the price at which that asset would be sold for cash payable at a closing between a willing buyer and a willing seller, each having reasonable knowledge of all of the relevant facts concerning the asset and neither acting under any compulsion to buy or sell.

1.27 "**Fiscal Year**" shall mean the Company's fiscal year, which shall be the calendar year unless otherwise provided by the Managers.

1.28 "**Majority Interest of the Members**" shall mean that Class A Member or those Class A Members who hold, in the aggregate, a majority of the Class A Units.

1.29 "**Managers**" shall mean the persons designated as Managers in Section 5.5(a) hereof or any other person or persons who succeed any of them as a Manager of the Company.

1.30 "**Member**" shall mean each Person who (a) is an initial signatory to this Agreement, has been admitted to the Company as a Member in accordance with the Articles or this Agreement or is an Economic Interest Owner who has become a Member in accordance with Article VII; and (b) has not resigned, withdrawn, or, if other than an individual, dissolved. The term "Member" includes a Class A Member, a Class B Member, and any other class of membership as established pursuant to this Agreement.

1.31 "**Membership Interest**" shall mean a Member's entire interest in the Company, including the Member's Economic Interest and the right to receive information concerning the business and affairs of the Company. In the case of Class A Members only, the term "Membership Interest" shall also include the right to vote on or participate in the management of the Company as provided in this Agreement. Class B Members shall have no voting rights and shall not be permitted to participate in the management of the Company in their capacity as a Member. The Membership Interests of Members shall be denominated in Units.

1.32 "**Member Minimum Gain**" has the meaning given to the term "partner nonrecourse debt minimum gain" in Section 1.704-2(i) of the Regulations.

1.33 "**Member Nonrecourse Debt**" has the meaning ascribed to the term "partner nonrecourse debt" in Section 1.704-2(b)(4) of the Regulations.

1.34 "**Member Nonrecourse Deductions**" means the Company deductions, losses and Code Section 705(a)(2)(B) expenditures that are treated as deductions, losses and expenditures attributable to Member Nonrecourse Debt under Section 1.704 2(i)(2) of the Regulations.

1.35 "**Net Profits**" and "**Net Losses**" shall mean the income, gain, loss and deductions of the Company in the aggregate or separately stated, as appropriate, determined in accordance with the method of accounting at the close of each Fiscal Year on the Company's information tax return filed for federal income tax purposes.

1.36 "**Percentage Interest**" shall mean the percentage determined by dividing a Member's Units by the aggregate Units held by all Members. The Percentage Interest of each Member is set forth opposite such Member's name on Exhibit A hereto under the column

"Percentage Interests", as such percentage may be adjusted from time to time pursuant to the terms of this Agreement.

1.37 "**Person**" shall mean an individual, partnership, limited partnership, limited liability company, corporation, trust, estate, association, or any other entity.

1.38 "**Regulations**" shall, unless the context clearly indicates otherwise, mean the regulations in force, as final or temporary, that have been issued by the U.S. Department of Treasury, pursuant to its authority under the Code and any successor regulations.

1.39 "**Tax Distribution Date**" means any date that is two (2) Business Days prior to the date on which estimated income tax payments are required to be made by calendar year individual taxpayers and, without duplication, each due date for the income tax return of an individual calendar year taxpayer (without regard to extensions).

1.40 "**Tax Matters Partner**" (as defined in §6231 of the Code) shall be the Person, or its successor, as designated pursuant to Section 5.9 hereof.

1.41 **"Units"** shall mean the denomination of separate ownership interests into which Membership Interests of Members are divided and issued. There shall be two (2) classes of Units: Class A Units and Class B Units. Fractional or partial Units may be issued to Members in the discretion of the Board of Managers subject to the provisions of this Agreement. All references herein to a Member's Membership Interest shall also be a reference to the Units of such Member representing such Membership Interest. The Company shall be required to issue certificates to Members representing the Units held by such Members bearing a legend substantially in the form set forth on the cover page of this Agreement.

The Company is authorized to issue Twenty Million (20,000,000) Units.

The number of Units owned by each Member is set forth opposite the name of such Member under the column "Members Units" in Exhibit A, as such number of Units may be adjusted from time to time pursuant to the terms of this Agreement.

1.42 "**Voting Members**" shall mean the Class A Members.

References in this Agreement to "Articles," "Sections," and "Exhibits" shall be to the Articles, Sections, and Exhibits of this Agreement, unless otherwise specifically provided; all Exhibits and Schedules to this Agreement are incorporated herein by reference; any of the terms used in this Agreement may, unless the context otherwise requires, be used in the singular or the plural and in any gender depending on the reference; the words "herein," "hereof," and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; and except as otherwise specified in this Agreement, all references in this Agreement (a) to any Person shall be deemed to include such Person's heirs, personal representatives, successors, and permitted assigns; (b) to any agreement, any document or any other written instrument shall be a reference to such agreement, document, or instrument together with all exhibits, schedules, attachments, and appendices thereto, and in each case as amended, restated, supplemented, or otherwise modified from time to time in accordance with the terms thereof; and (c) to any law, statute or regulation shall be deemed references to such law, statute or regulation as the same may be supplemented, amended, consolidated, superseded, or modified from time to time.

ARTICLE II
ORGANIZATIONAL MATTERS

2.1 **Formation**. The Members formed the Company as a California limited liability company under the laws of the State of California by filing the Articles with the California Secretary of State. The rights and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

2.2 **Name**. The name of the Company shall be "NeuroGym LLC." The business of the Company may be conducted under that name or, upon compliance with applicable laws, any other name that the Managers deem appropriate or advisable. The Managers shall file any fictitious name certificates and similar filings, and any amendments thereto, that the Managers consider appropriate or advisable.

2.3 **Term**. The term of this Agreement commenced on the date hereof and shall continue indefinitely, unless terminated as hereinafter provided.

2.4 **Office and Agent**. The Company shall continuously maintain an office and registered agent in the State of California. The principal office of the Company shall be **[18025 Calle Ambente, Suite 204, Rancho Santa Fe, California 92067]** or as the Members may otherwise determine. The Company may also have such other offices, anywhere within and without the State of California, as the Members may determine from time to time, or the business of the Company may require. The registered agent shall be as stated in the Articles or as otherwise determined by the Members.

2.5 **Addresses of the Members and the Managers**. The respective addresses of the Members and the Managers are set forth on Exhibit B attached hereto. A Member and a Manager may change its, his or her address upon notice thereof to the Company.

2.6 **Purpose and Business of the Company**. The purpose of the Company is to (i) sell products and services pertaining to a brain training system, innercising, smart apps, coaching and software platforms for the foregoing (collectively, the "Business") and (ii) engage in any lawful activity incident thereto, and for which a limited liability company may be organized under the Act.

2.7 **Qualification in Other Jurisdictions**. The Managers shall cause the Company to be qualified or registered in any jurisdiction in which the Company owns property or transacts business to the extent such qualification or registration is necessary or, in the judgment of the Managers, advisable in order to preserve the limited liability of Members or to permit the Company to lawfully own property or transact business. The Managers shall execute, file and publish all such certificates, notices, statements or other instruments necessary to permit the Company to lawfully own property and conduct business as a Company in all jurisdictions where the Company elects to own property or transact business and to maintain the limited liability of Members.

2.8 **Intent**. It is the intent of the Members that the Company shall always be operated in a manner consistent with its treatment as a partnership for federal and state income tax purposes. It also is the intent of the Members that the Company not be operated or treated as a "partnership" for purposes of Section 303 of the United States Bankruptcy Code or for any purposes other than federal and state tax purposes. No Member shall take any action inconsistent with that express intent.

ARTICLE III
CAPITAL CONTRIBUTIONS

3.1 **Current Capital Contributions**. Each Member has made Capital Contributions and is deemed to own Membership Interests in the amounts set forth opposite such Member's name on Exhibit A attached hereto. The Members shall update Exhibit A upon the issuance or transfer of any Membership Interests to any new or existing Member in accordance with this Agreement.

3.2 **Additional Capital Contributions**. With the prior approval of a Majority Interest of the Members, upon written notice from the Managers to the Class A Members ("Capital Call"), each Class A Member shall have the right, but not the obligation, to tender to the Company additional Capital Contributions proportionately based on his/her/its Percentage Interest. The Managers' notice to each Class A Member shall include (i) the total amount of additional Capital Contribution requested, (ii) the reason the additional Capital Contribution is requested, (iii) such Class A Member's proportionate share of the total additional Capital Contribution (determined in accordance with this Section 3.2), (iv) the number of additional Class A Units to be issued in return for the additional capital contributions, and (v) the date such Member's additional Capital Contribution would be due and payable, which date shall be no less than fifteen (15) days after the notice has been given. A Class A Member's share of the total additional Capital Contributions shall be equal to the product obtained by multiplying the Class A Member's Percentage Interest by the total additional Capital Contributions requested. Each Class A Member's share of the additional Capital Contributions shall be payable in cash or by certified check or wire transfer.

(a) If a Class A Member elects not to contribute all or any portion of any additional Capital Contribution requested under Section 3.2 (each, a "Noncontributing Member"), then each Class A Member other than any Non Contributing Member (each, a "Contributing Member") shall have the right, but not the obligation, to contribute to the Company (in addition to its initial *pro rata* share of the additional Capital Contributions) its *pro rata* portion of those amounts that the Noncontributing Members fail to contribute (the "Remaining Contribution"). Following the receipt by the Company of any additional Capital Contributions pursuant to this Section 3.2, the Company shall issue additional Units to the Contributing Members with respect to their additional Capital Contributions, and the Percentage Interests of the Members shall be recalculated by the Managers to take account of such additional Capital Contributions. Exhibit A hereto shall be revised to reflect the issuance of additional Units in accordance therewith and any such adjustment of the Percentage Interests of the Members. Any revision of Exhibit A hereto in accordance with the preceding sentence shall require only the consent of the Managers (and not any consent of the Members).

(b) No Class B Member shall be required to make any additional Capital Contributions.

3.3 **Capital Accounts**. The Company shall establish and maintain an individual Capital Account for each Member in accordance with Regulations Section 1.704-1(b)(2)(iv). If a Member transfers all or a part of his/her/its Membership Interest in accordance with this Agreement, such Member's Capital Account attributable to the transferred Membership Interest shall carry over to the new owner of such Membership Interest pursuant to Regulations Section 1.704-1(b)(2)(iv)(1).

3.4 **No Priorities of Members; No Withdrawals of Capital**. Except as otherwise provided in the Act or as specifically provided for in this Agreement, no Member shall have a priority over any other Member as to any distributions, and no member shall have the right to demand the return of, or withdraw, any or all of that Member's Capital Contributions in the Company. No Member guarantees the return of another Member's Capital Contribution.

3.5 **Member Loans**. No Member shall lend or advance money to or for the Company's benefit without the Managers' prior consent. A loan by a Member shall not be treated as a Capital Contribution by that Member or entitle that Member to an increase in that Member's Percentage Interest. The loan amount shall be a debt due from the Company, repayable out of the Company's cash, and shall be on such terms as the Company and that Member shall agree. Notwithstanding the foregoing, no Member shall be required to make any loans to the Company, or guarantee the payment or performance of any Company obligation, and no Member shall have any personal liability for the repayment of any Capital Contribution of any other Member.

3.6 **No Interest**. No Member shall be entitled to receive any interest on his or her Capital Contributions.


ARTICLE IV
MEMBERS


4.1 **Limited Liability**. Except as otherwise provided expressly in this Agreement or provided in the Act, no Member shall be bound by, nor be personally liable for, the expenses, liabilities, indebtedness, and/or obligations of the Company, solely by reason of being a Member of the Company, whether such expenses, liabilities, indebtedness, and/or obligations of the Company arise in contract, tort, or otherwise.

4.2 **Admission of Additional Members**. Subject to compliance with applicable law, by the approval of the Majority Interest of the Members, the Company may admit additional Members in any and all classes upon such terms and conditions as the Members may determine in their sole and absolute discretion. Any such additional Members shall obtain Membership Interests and will participate in the Net Profits, Net Losses, Distributable Cash and other distributions of the Company and voting rights on such terms as are determined by the Members and set forth in accordance with this Agreement. The Members shall amend Exhibit A to reflect the admission of any additional Members to the Company and the adjustment of any or all of the Members' Percentage Interests as a result thereof. In connection with the addition of additional Members, the Percentage Interests of the Members shall be diluted on a *pro rata* basis. Notwithstanding the foregoing, Economic Interest Owners may only be admitted as Members in accordance with Article VII.

4.3 **Member Unit Options/Member Unit Grants**. Notwithstanding Section 4.2 above, by the majority vote of the Managers, Class B Units may be granted to employees, consultants or advisors to Company, as either an option to purchase Units at a specified dollar amount per Unit or as an outright Unit grant at no charge, in return for services, or a combination of the two.

4.4 **New Class of Members**. By the approval of a majority vote of the Managers, the Managers may also have the right to create additional classes of membership. Any additional classes of membership shall obtain Membership Interests and will participate in the Net Profits, Net Losses, and distributions from the Company and voting rights, if any, on such terms as are determined by the majority of the Managers. In connection with the addition of additional classes of membership, the Percentage Interests of the Members may be diluted on a pro rata basis.

4.5 **Withdrawal**. No Member may withdraw or resign from the Company except with the prior consent of a Majority Interest of the Members. If a Member withdraws or resigns in violation of this Agreement, such Member shall forfeit his/her/its Membership Interest without compensation. In addition, such Member shall be liable to the Company and/or the other Members for all damages suffered by the Company and the other Members as a result of such withdrawal or resignation.

4.6 **Competing Activities**. The Members and their officers, directors, shareholders, partners, members, managers, agents, employees, and Affiliates may not engage or invest in, independently or with others, any business activity of any type or description that is directly competitive with the Company's business or that might be in direct or indirect competition with the Company, without the prior approval the Majority Interest of the Members, which consent can be withheld, delayed, denied, or conditioned for any reason whatsoever or for no reason. Neither the Company nor any Member shall have any right in or to such other ventures or activities or to the income or proceeds derived therefrom. The Members shall be obligated to present any investment opportunity or prospective economic advantage to the Company, if the opportunity is of the character that, if presented to the Company, could be taken by the Company. **[For the avoidance of doubt, all books, articles or other publications ("Publications") written by John Assaraf and all speaking engagements by Mr. Assaraf shall be owned by Mr. Assaraf and not the Company, unless otherwise specifically assigned by Mr. Assaraf to the Company. Neither the Company nor any Member shall have any rights to any profits earned by Mr. Assaraf from such speaking engagements or publications.]**

4.7 **Transactions between the Company and the Members**. Notwithstanding that it may constitute a conflict of interest, and subject to any limitations set forth in this Agreement, with the prior approval of the majority of all the Managers having no direct or indirect interest in such matter (other than their interests as Members), any Member may, and may cause his/her/its Affiliates to, lend money to and engage in any transaction (including, without limitation, the purchase, sale, lease, license, sublicense, or exchange of any property or the rendering of any service, or the establishment of any salary, other compensation, or other terms of employment) with the Company, so long as such transaction is not expressly prohibited by this Agreement and the terms and conditions of such transaction, on an overall basis, are fair and reasonable to the Company and are at least as favorable to the Company as those that are generally available from Persons capable of similarly performing them and in similar transactions between parties operating at arm's length. Subject to other applicable law, such Member has the same rights and obligations with respect thereto as a Person who is not a Member.

4.8 **Remuneration To Members**.

(a) **Remuneration**. Except for any "guaranteed payment" within the meaning of

Section 707(c) of the Code, no Member or Affiliate thereof is entitled to remuneration for acting in the Company business. Any remuneration for a Member or Affiliate thereof for acting in the Company business (including any "guaranteed payment") shall be subject to a vote of a Majority Interest of the Members having no direct or indirect interest in such matter (other than their interests as Members).

(b) **Reimbursement**. Notwithstanding Section 4.8(a) above, the Company shall reimburse a Member for all reasonable pre-approved out-of-pocket expenses incurred by such Member in the proper conduct of the Company's business. The Member requesting such reimbursement must first present to the Company expense statements, vouchers and such other supporting information that complies with the requirements of Code Section 274.

4.9 **Members Are Not Agents**. Pursuant to Section 5.1 and the Articles, the management of the Company is vested in the Managers. The Members, other than in the capacity of a Manager, shall have no power to participate in the management of the Company except as expressly authorized by this Agreement or the Articles and except as expressly required by the Act. No Member, acting solely in the capacity of a Member, is an agent of the Company nor does any Member, unless expressly and duly authorized in writing to do so by the Managers, have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, to execute any instrument on its behalf or to render it liable for any purpose.

4.10 **Voting Rights**. Class A Members shall have the right to approve or disapprove matters as specifically stated in this Agreement. No other classes of membership shall have any voting rights.

(a) **Majority Interest Approval**. In all matters in which a vote, approval, or consent of the Members is required, except as otherwise expressly provided in this Agreement, approval (whether by vote or consent) of the Majority Interest of the Members shall be required to authorize or approve such act.

(b) **Approval Standard**. Except as otherwise specifically provided in this Agreement, all votes, approvals, or consents of the Members may be given or withheld, delayed, denied, or conditioned as the Members may determine in their sole and absolute discretion.

4.11 **Meetings of Members**.

(a) **Annual Meetings**. To the extent the Managers elect to schedule an annual meeting during any calendar year, an annual meeting of the Members shall be held at such time as shall be determined by the Managers. Failure to hold an annual meeting in any calendar year shall not work a forfeiture or dissolution of the Company.

(b) **Special Meetings**. Special meetings of the Members may be called for any purpose, unless otherwise prescribed by statute, by the majority of the Managers. The Managers shall be permitted to call special meetings of only the Class A Members.

(c) **Place of Meetings**. The Managers may designate any place, either within or outside the State of California, as the place of meeting for any annual or special meeting. If no designation is made, the place of meeting shall be the principal office of the Company.

(d) **Notice of Meetings**. The Managers shall cause written notice stating the place, day, and hour of the meeting and, in the case of a special meeting, the purpose for which the meeting is called, to be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by mail, to each Member entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, addressed to the Member as provided on Exhibit B, with postage prepaid. If a meeting is adjourned to another place or time, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member entitled to vote at the meeting. Notice of meetings shall be sent only to Class A Members, and do not have to be sent to any other classes of Members.

(e) **Meetings of All Members**. If all of the Members entitled to attend a meeting shall meet at any time and place, either within or outside of the State of California, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and any action taken at such meeting shall be lawful.

(f) **Quorum**. Members holding at least a majority of the Class A Units, represented in person or by proxy, shall constitute a quorum at any meeting of Members. In the absence of a quorum at any such meeting, a majority of the Class A Units so represented may adjourn the meeting from time to time without further notice, unless notice is required by Section 4.11(d) hereof. At such adjourned meetings at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting originally noticed. The Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of that number of Members and their Class A Units whose absence would cause there to be less than a quorum.

(g) **Proxies**. At any meeting of Members, a Class A Member may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact. Such proxy shall be filed with a Manager before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

(h) **Action by Members Without a Meeting**. Action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by each Class A Member. Such consent(s) shall have the same force and effect as a vote of the Class A Members and may be stated as such in any document. Action taken under this Section 4.11(h) is effective when Class A Members comprising the required vote have signed the consent, unless the consent specifies a different effective date. The record date for determining Members entitled to take action without a meeting shall be the date the first Voting Member signs a written consent. All consents signed pursuant to this Section 4.11(h) shall be delivered to the Board of Managers for inclusion in the minutes or for filing with the Company's records.

(i) **Waiver of Notice**. When any notice is required to be given to any Member, a waiver thereof in writing signed by the person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice. By attending a meeting, a Member (a) waives objection to lack of notice or defective notice of such meeting unless the

Member, at the beginning of the meeting, objects to the holding of the meeting or the transaction of business at the meeting and (b) waives objection to consideration at such meeting of a particular matter not within the purpose or purposes described in the notice of such meeting unless the Member objects to considering the matter when it is presented.

(j) **Telephonic Participation by Member at Meetings**. Members may participate in any Members' meeting through the use of any means of conference telephones or similar communications equipment as long as all Members participating can hear one another. A Member so participating is deemed to be present in person at the meeting.

(k) **Delegation**. The Members may delegate any or all of their authority, rights, and/or obligations, whether arising hereunder, under the Act or otherwise, to any one or more officers, agents, or other duly authorized representatives of the Company.

(l) **General Duties and Obligations**. The Members shall devote such time to the Company's business and affairs as is reasonably necessary to carry out that Member's obligations under this Agreement. Except as otherwise provided in this Agreement, no Member shall have any authority to hold itself out as a general or special agent of the Company in any business or other activity.

4.12 **Waiver of Partition**. Except as otherwise expressly provided for in this Agreement, each of the Members hereby irrevocably waives any right or power that such Member might have:

(a) to cause the Company or any of its assets to be partitioned;

(b) to cause the appointment of a receiver for all or any portion of the assets of the Company;

(c) to compel any sale of all or any portion of the assets of the Company pursuant to any applicable law; or

(d) to file a complaint, or to institute any proceeding at law or in equity, to cause the termination, dissolution or liquidation of the Company.

Each of the Members has been induced to enter into this Agreement in reliance upon the waivers set forth in this Section 4.12, and without such waivers no Member would have entered into this Agreement. The interests of all Members in this Company are personal property.

4.13 **SPV Class B Units**.

(a) All Class B Units of the Company issued to and held by NeuroGym CF Investors SPV, LLC (the "SPV") are treated, for all purposes of the Agreement, as a single block of Class B Units.

(b) The Manager of the SPV (NeuroGym LLC) exclusively exercises all voting, consent, and approval rights with respect to such Class B Units on behalf of the SPV's members.

(c) The SPV's individual investors are not Members of the Company and have no direct voting, consent, or approval rights under the Agreement; their rights are solely the economic rights flowing through the SPV.

(d) Any action, consent, or vote taken by the SPV Manager with respect to the Class B Units held by the SPV is the valid and binding action, consent, or vote of the holders of such Class B Units for all purposes of the Agreement.

ARTICLE V
MANAGEMENT AND CONTROL OF THE COMPANY

5.1 **Management**.

(a) Subject to such matters that are expressly reserved hereunder to the Members for decision, the business, property, and affairs of the Company shall be managed exclusively by a Board of Managers, which shall be responsible for policy setting and approval of the overall direction of the Company. References to the Manager in the singular or as his, her, or it or other like references, may also, where there is more than one Manager, be deemed to include the plural or the feminine or masculine reference, as the case may be. Except for situations in which the approval of the Class A Members is expressly required by this Agreement, the Board of Managers shall have full, complete, and exclusive authority, power, and discretion to manage and control the business, property and affairs of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business, property and affairs. The Board of Managers may in writing delegate any day to day or other decisions to any one or more of the Managers or to any officer, if any.

(b) If there is more than one Manager, then, unless otherwise stated in this Agreement to the contrary, all decisions or acts on behalf of the Company or to be made by the Managers shall be by approval of a majority of the Managers. In the event of a deadlock vote of the Managers, the Chairman of the Board of Managers shall have the deciding vote. In the event that the position of the Chairman is vacant, or the Chairman abstains from a vote, and a deadlock still occurs, then the vote shall be decided by the Majority Interest of the Members.

(c) Subject to Section 5.3, the Managers are authorized to endorse checks, drafts, and other evidence of indebtedness made payable to the order of the Company, and may sign all checks, drafts, and other instruments obligating the Company to pay money, and may sign contracts, notes, deeds, deeds of trust and other instruments and obligations of every description on behalf of the Company.

5.2 **Authority of Managers**. Without limiting the generality of Section 5.1, but subject to Section 5.3 and to the express limitations set forth elsewhere in this Agreement, the Managers, individually or collectively, but only after receiving approval of the majority of all the Managers for each action, shall have all necessary powers to manage and carry out the purposes, business, property and affairs of the Company, including, without limitation, the power to exercise on behalf and in the name of the Company, all of the powers described in Corporations Code Section 17701.05, including, without limitation, the power to:

(a) Acquire, purchase, license, sublicense, improve, alter, replace, and own

18

property (tangible or intangible) that the Managers determine are necessary or appropriate or in the interest of the business of the Company, and to acquire options for the purchase, license, or sublicense of any such property;

(b) Sell, exchange, lease, license, sublicense, or otherwise dispose of the property owned or licensed by the Company, or any part thereof, or any interest therein, but subject to the limitations set forth in Section 5.3(a) below;

(c) Guarantee the payment of money or the performance of any contract or obligation of any Person;

(d) Sue on, defend, or compromise any and all claims or liabilities in favor of or against the Company; submit any or all such claims or liabilities to arbitration; and confess a judgment against the Company in connection with any litigation in which the Company is involved;

(e) Determine the amount of Distributable Cash;

(f) Change the Company's tax or accounting standards or methods; and

(g) Retain legal counsel, accountants, auditors, and other professionals in connection with the Company business and to pay therefore such remuneration as the Managers may determine.

5.3 **Limitations on Power of Manager**. Notwithstanding any other provisions of this Agreement, the Managers shall not have authority hereunder to cause the Company to engage in the following transactions without first obtaining the approval or written consent of a Majority Interest of the Members:

(a) Make a Capital Call pursuant to Section 3.2;

(b) Sell, lease, exchange or otherwise dispose of all, or substantially all, of the Company's assets, with or without the goodwill, occurring as part of a single transaction or plan, or in multiple transactions over a twelve (12)-month period, except in the orderly liquidation and winding up of the business of the Company upon its authorized dissolution;

(c) Approve of a merger or conversion of the Company under Corporations Code 17710;

(d) Borrow money from any party including the Managers and Members and their Affiliates, issue evidences of indebtedness in connection therewith, refinance, increase the amount of, modify, amend, change the terms of, or extend the time for the payment of any indebtedness or obligation of the Company, and secure such indebtedness by mortgage, deed of trust, pledge, security interest, or other lien on Company assets;

(e) Amend the Articles or this Agreement except an amendment to conform to the provisions of the Act, the Code, or the Regulations that does not materially affect the rights of any Member;

(f) Make any expenditure or enter into any contract in excess of $50,000; (g)

Admit a Person as a Member in accordance with Section 4.2;

(h) Liquidate, dissolve or wind up the Company;

(i) Engage in a transaction in which a Manager has a material financial interest (other than in his/her/its capacity as a Member);

(j) Make an assignment for the benefit of creditors or take any action under any insolvency or bankruptcy act, or admit in writing an act of insolvency;

(k) Undertake any other act outside the ordinary course of the Company's activities;

(l) **[Approve of any salary increases or decreases for officers of the Company and other employees, employee benefit programs, and other remuneration, as recommended by the Chairman pursuant to Section 5.10 below]**;

(m) Any act that would make it impossible to carry on the ordinary business of the Company; and

(n) Any other transaction described in this Agreement as requiring the vote, consent, or approval of the Members or the Class A Members.

5.4 **Use of Agents**. The Managers may, from time to time, retain any Person to provide services to the Company, but only if the Managers reasonably believe that such Person is qualified to provide such services. The Managers are entitled to rely in good faith upon the recommendations, reports, advice, or other services provided by any such agent.

5.5 **Managers**.

(a) **Number, Term, Election, and Qualifications of Manager**. The Board of Managers shall initially have two (2) Managers. The initial Managers shall be John Assaraf and Maria Middaugh. The number of Managers of the Company may be changed from time to time, by the Majority Interest of the Members, but in no instance shall there be less than one (1) Manager. Each
Manager shall hold office until his or her death, resignation or removal. The Managers shall be elected by approval of a Majority Interest of the Members. A Manager need not be a Member, an individual, a resident of the State of California, or a citizen of the United States.

(b) **Resignation**. A Manager may resign at any time by giving written notice to the Class A Members without prejudice to the rights, if any, of the Company under any contract to which the Manager is a party. The resignation of the Manager shall take effect upon receipt of that notice or at such later time as shall be specified in the notice. Unless otherwise specified in the notice, the acceptance of the resignation shall not be necessary to make it effective. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of a Member.

(c) **Removal**. At a meeting called expressly for that purpose, any Manager may be removed at any time, with Cause (as hereinafter defined in Section 5.5(e)), by the approval of a Majority Interest of the Members, excluding the vote of the Member subject to the vote, if applicable. The removal of any Manager shall take effect immediately upon the approval of the Majority Interest of the Members entitled to vote. The removal of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of a Member.

(d) **Vacancies**. Vacancies in the position of Manager (whether due to the resignation or removal of the Manager as provided above) may be filled by the vote of a Majority Interest of the Members. The replacement Manager, as a condition precedent to becoming a Manager of the Company, shall sign a counterpart or consent to be bound by this Agreement, whereby such replacement Manager shall agree to be admitted to the Company as a Manager and be bound by all of the obligations hereunder of the Manager being replaced.

(e) **Liability for Certain Acts**. Each Manager shall exercise his or her business judgment in managing the business, operations, and affairs of the Company. Absent fraud, dishonesty or deceit, gross negligence, willful misconduct, or a wrongful taking (collectively "Cause"), no Manager shall be liable or obligated to the Members or to the Company for any mistake of fact or judgment, for the doing of any act, or for the failure to do any act in conducting the business, operations and affairs of the Company, which may cause or result in any loss or damage to the Company or its Members. The Managers do not guarantee the return of the Members' Capital Contributions or a profit for the Members from the operations of the Company. No Manager shall be responsible to any Member because of a loss of such Member's investment, unless the loss shall have been the result of such Manager's fraud, dishonesty or deceit, gross negligence, willful misconduct, or a wrongful taking by such Manager. No person who is a Manager shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise, solely by reason of such person being a Manager.

(f) **Devotion of Time**. Each Manager is obligated to devote all of his or her time or business efforts to the affairs and operations of the Company, unless otherwise permitted by the prior consent of the majority of the other Managers.

5.6 **Competing Activities**. The Managers and their Affiliates may not engage or invest in, independently or with others, any business activity of any type or description, that is directly competitive with the Company's business or might be in direct or indirect competition with the Company, without the prior approval of the Majority Interest of the Members, which consent can be withheld, delayed, denied, or conditioned for any reason whatsoever or for no reason. Neither the Company nor any Member shall have any right in or to such other ventures or activities or to the income or proceeds derived therefrom. The Managers shall be obligated to present any investment opportunity or prospective economic advantage to the Company, if the opportunity is of the character that, if presented to the Company, could be taken by the Company. **[For the avoidance of doubt, all books, articles or other publications ("Publications") written by John Assaraf and all speaking engagements by Mr. Assaraf shall be owned by Mr. Assaraf and not the Company, unless otherwise specifically assigned by Mr. Assaraf to the Company. Neither the Company nor any Member shall have any rights to any profits earned by Mr. Assaraf from such speaking engagements or publications.]**

5.7 **Transactions between the Company and a Manager**. Notwithstanding that it may constitute a conflict of interest, and subject to any limitations set forth in this Agreement, with the prior approval of the Majority Interest of Members having no direct or indirect interest in such matter (other than their interests as Members), any Manager may, and may cause his or her Affiliates to, engage in any transaction (including, without limitation, the purchase, sale, lease, license, sublicense, or exchange of any property or the rendering of any service, or the establishment of any salary, other compensation, or other terms of employment) with the Company so long as the terms and conditions of such transaction, on an overall basis, are fair and reasonable to the Company and are at least as favorable to the Company as those that are generally available from Persons capable of similarly performing them and in similar transactions between parties operating at arm's length.

5.8 **Payments to a Manager**. Except with the approval of a Majority Interest of the Members, neither a Manager nor any Affiliate of a Manager is entitled to remuneration for services rendered to the Company. The Company shall reimburse the Managers and their Affiliates for the actual cost of materials used for or by the Company. If not previously occurred, the Company shall also pay or reimburse the Managers and their Affiliates for organizational expenses (including, without limitation, legal and accounting fees and costs) incurred to form the Company and prepare and file the Articles and this Agreement.

5.9 **Tax Matters Partner**.

(a) **Designation**. John Assaraf is hereby designated the Tax Matters Partner.

(b) **Responsibilities**. The Tax Matters Partner shall, from time to time, cause the Company to make such tax elections as it deems to be in the best interests of the Company and the Members. The Tax Matters Partner shall have all of the rights, duties, and powers provided for in Sections 6221 through 6232 inclusive, of the Code; provided, however, that the Tax Matters Partner shall not take any action without the approval of the Majority Interest of the Members, including the Tax Matters Partner. The Tax Matters Partner, as an authorized representative of the Company, shall direct the defense of any claims made by the Internal Revenue Service to the extent that such claims relate to adjustment of the Company items at the Company level and, in connection therewith, shall retain and pay the fees and expenses of counsel and other advisors chosen by the Tax Matters Partner, as approved by the Majority Interest of the Members. All reasonable expenses of the Tax Matters Partner and his or her Affiliates and other reasonable fees and expenses in connection with such defense shall be borne by the Company. Except as may otherwise be specifically provided in this Agreement, neither the Tax Matters Partner nor the Company shall be liable for any additional tax, interest or penalties payable by a Member or any costs of separate counsel chosen by such Member to represent the Member with respect to any aspect of such challenge. The Tax Matters Partner shall promptly deliver to each Member a copy of all notices and communications with respect to income or similar taxes received from the Internal Revenue Service or other taxing authority relating to the Company that might materially adversely affect such Member, and shall consult with and keep all Members advised of all significant developments in such matters coming to the attention of the Tax Matters Partner. If for any reason the Tax Matters Partner can no longer serve in that capacity or ceases to be a Member, the Members shall appoint another Member to be Tax Matters Partner.

(c) **Accountants and Lawyers**. Any reasonable third-party costs incurred by the Tax Matters Partner for retaining accountants, lawyers, and other professionals on behalf of the Company in connection with any tax matters of the Company shall be expenses of the Company. The fees of any accountants, attorneys, and other professionals retained by or on behalf of the

Company in connection with any tax matters of the Company shall be expenses of the Company.

5.10 **Officers**.

(a) **Appointment of Officers**. The Managers may appoint officers of the Company at any time to conduct or to assist the Managers in the conduct and day-to-day business and affairs of the Company. The officers of the Company may include, without limitation, a Chairman, a Chief Executive Officer, a President, one or more Vice Presidents, a Secretary, one or more Assistant Secretaries, a Chief Financial Officer, a Treasurer, one or more Assistant Treasurers, and such other officers as may from time to time be appointed by the Managers. The officers shall exercise such powers and perform such duties as shall be determined from time to time by the Managers but subject in all cases to the supervision and control of the Managers. Any individual may hold any number of offices. Any such officer (i) shall serve at the pleasure of the Managers and may be removed for any reason, with or without Cause, or for no reason by the Managers and (ii) may resign at any time by delivering his or her written resignation to the Managers, and any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of some other event. Without limiting the generality of this Section, the Board of Managers hereby appoint the following officers:

Chief Executive Officer: John Assaraf is hereby appointed as the Chief Executive Officer of the Company with the authority to supervise, oversee, and manage the day-to-day operations of the Company. Subject to the direction of the Board of Managers, the Chief Executive Officer will be responsible for the strategy as well as the general direction and supervision of the business and affairs of the Company and will perform such other duties as from time to time may be assigned to him by the Board of Managers. The Chief Executive Officer, in general, shall have, and shall be entitled to exercise, all the powers generally appertaining to the chief executive officer of a United States business enterprise. In the absence or disability of the Chief Executive Officer, the Chief Executive Officer's duties will be performed and powers may be exercised by the Chairman of the Board of Managers or other individual that shall be appointed by the Board of Managers.

Chairman: John Assaraf is hereby appointed as the Chairman of the Board of Managers. The Chairman of the Board of Managers will preside over meetings of the Managers and Members, and will be the deciding vote in the event of deadlock among the Managers as set forth in Section 5.1(b). The Chairman shall also review and recommend salary increases or decreases for officers of the Company and other employees, employee benefit programs, and other remuneration, subject to the approval of **[a Majority Interest of the Members.]**

Treasurer: Maria Middaugh is hereby appointed as the Treasurer of the Company. The Treasurer will (i) have active control of and will be responsible for all matters pertaining to the accounts of the Company; (ii) have care and custody of all funds of the Company and will deposit the same in such banks or other depositories as the Board of Managers, or any officer or officers, or any officer and agent jointly, duly authorized by the Board of Managers, will from time to time direct or approve; (iii) supervise the auditing of all payrolls and vouchers of the Company and will direct the manner of certifying all other documents relating to such payments; (iv) receive, audit and consolidate all operating financial statements of the Company, its various departments, divisions and subsidiaries, their arrangement and classification; (v) keep a full and accurate account of all funds received and paid on account of the Company; and (vi) render a statement of his accounts whenever the Board of Managers or the Chief Executive Officer will require. The Treasurer will perform all other necessary acts and duties in connection with the administration of the financial affairs of the Company, and will generally perform all the duties usually pertaining to the office of treasurer of a United States business enterprise. In the absence of the Treasurer, such person as will be designated by the Chief Executive Officer will perform the Treasurer's duties.

Secretary: Maria Middaugh is hereby appointed as the Secretary of the Company. The Secretary will attend all meetings of the Board of Managers and the Members and will record all votes and the minutes of all proceedings in a book to be kept for that purpose. The Secretary will attend to the giving of notice of all meetings of the Members and special meetings of the Board of Managers. The Secretary will generally perform all the duties usually pertaining to the office of secretary of a United States business enterprise.

(b) **Signing Authority of Officers**. The officers, if any, shall have the authority to sign checks, instruments, and other documents on behalf of the Company as may be delegated to them by the Managers.

(c) **Acts of Officers as Conclusive Evidence of Authority**. Any note, mortgage, deed of trust, evidence of indebtedness, contract, certificate, statement, conveyance, or other instrument or obligation in writing, and any assignment or endorsement thereof, executed or entered into between the Company and any other Person, when signed by any officer so authorized by the Managers, is not invalidated as to the Company by any lack of authority of the signing officer(s) in the absence of actual knowledge on the part of the other Person that the signing officer(s) had no authority to execute the same.

ARTICLE VI
ALLOCATIONS OF NET PROFITS AND
NET LOSSES, DISTRIBUTIONS

6.1 **Allocations of Net Profits and Net Losses**. Subject to Section 6.2, the Net Profits or Net Losses for each Fiscal Year of the Company shall be allocated to the Members in such a manner that, at the end of such Fiscal Year, the Adjusted Capital Account balance of each Member shall, to the extent possible, equal the amount that would have been distributed to such Member pursuant to a Hypothetical Liquidation as of the end of the last day of such Fiscal Year. For this purpose, a "Hypothetical Liquidation" means that all assets of the Company are disposed of in a taxable disposition for the Book Value of such assets (but in the case of assets subject to the rules governing Company Minimum Gain chargeback or Member Minimum Gain chargeback, such provisions would apply), the debts of the Company are paid, and the remaining amounts are distributed to the Members pursuant to Section 6.3. If for any Fiscal Year, such an allocation of Net Profits or Net Losses does not permit the Adjusted Capital Accounts of the Members to be made to equal the amount that would have been distributed to the Members pursuant to a Hypothetical Liquidation as of the end of the last day of such Fiscal Year, individual items of gross income, gain, loss, or deduction (which were the components of Net Profits or Net Losses) shall be allocated among the Members in such a manner that, at the end of such Fiscal Year, the Adjusted Capital Account of each Member shall, to the extent possible, equal the amount that would have been distributed to such Member pursuant to a Hypothetical Liquidation as of the end of the last day of such Fiscal Year.

6.2 **Regulatory Allocations**. Notwithstanding any other provision of this Agreement, the following special allocations shall be made in the following order:

(a) **The Company Minimum Gain Chargeback**. In the event that there is a net decrease in the Company Minimum Gain during any taxable year, the minimum gain chargeback described in Sections 1.704-2(f) and (g) of the Regulations shall apply.

(b) **Member Minimum Gain Chargeback**. If during any taxable year there is a net decrease in Member Minimum Gain, the partner minimum gain chargeback described in Section 1.704-2(i)(4) of the Regulations shall apply.

(c) **Qualified Income Offset**. Any Member who unexpectedly receives an adjustment, allocation, or distribution described in subsections (4), (5), or (6) of Section 1.704-1(b)(2)(ii)(d) of the Regulations, which adjustment, allocation, or Distribution creates or increases a deficit balance in that Member's Adjusted Capital Account, such Member shall be allocated items of income and book gain in an amount and manner sufficient to eliminate the deficit balance in such Member's Adjusted Capital Account as quickly as possible, provided that an allocation pursuant to this Section 6.2(c) shall be made if and only to the extent that such Member would have a deficit balance in the Member's Adjusted Capital Account after all other allocations provided in this Article VI have been tentatively made as if this Section 6.2(c) were not in the Agreement. This Section 6.2(c) is intended to constitute a "qualified income offset" as provided by Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

(d) **Nonrecourse Deductions**. Except as otherwise provided under the Regulations, the Member Nonrecourse Deductions shall be allocated to the Members in proportion to their Percentage Interests.

(e) **Member Nonrecourse Deductions**. Member Nonrecourse Deductions shall be allocated among the Members who bear the Economic Risk of Loss for the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in the ratio in which they share the Economic Risk of Loss for such Member Nonrecourse Debt. This provision is to be interpreted in a manner consistent with the requirements of Section 1.704-2(b)(4) and (i)(1) of the Regulations.

(f) **Regulatory Allocations**. The allocations set forth in this Section 6.2 (the "Regulatory Allocations") are intended to comply with certain requirements of the applicable Regulations promulgated under Code Section 704(b). Notwithstanding any other provision of this Article VI, the Regulatory Allocations shall be taken into account in allocating other operating Net Profits, Net Losses and other items of income, gain, loss and deduction to the Members for Capital Account purposes so that, to the extent possible, the net amount of such allocations of Net Profits, Net Losses and other items shall be equal to the amount that would have been allocated to each Member if the Regulatory Allocations had not occurred.

6.3 **Distributions**.

(a) Subject to applicable law and any limitations contained elsewhere in this Agreement, the Managers may elect from time to time to cause the Company to distribute Distributable Cash to the Members, which distributions shall be made to the Members in accordance with their respective Percentage Interests.

(b) Notwithstanding anything to the contrary in this Agreement, on each Tax Distribution Date, the Company shall distribute to each Member in cash an amount equal to such Member's Assumed Tax Liability, if any. Distributions pursuant to this Section 6.3(b) shall be treated as an advance distribution under Section 6.3(a) or Section 9.4, as applicable, and shall offset future Distributions that a Member would otherwise be entitled to receive pursuant to Section 6.3(a) or Section 9.4. Determinations of allocations of taxable income or loss for purposes of this Section 6.3(b) shall disregard adjustments to such allocations or those otherwise made pursuant to Section 704(c) of the Code (or the Regulations promulgated thereunder). If on a Tax Distribution Date, there are not sufficient funds on hand to distribute to each Member the full amount of such Member's Assumed Tax Liability, Distributions pursuant to this Section 6.3(b) shall be made to the Members to the extent of the available funds in proportion to each Member's Percentage Interest.

(c) Notwithstanding the foregoing, on or before December 1st of each calendar year, the Managers shall make a good faith estimation of the Company's taxable Net Profits for the entire calendar year. By December 15th, the Managers shall cause the Company to make a distribution of Distributable Cash to the Members in an amount equal to forty percent (40%) of the Managers' estimation of such taxable Net Profits for the entire calendar year, allocated to the Members pursuant to Section 6.1. The Managers shall then cause the Company to distribute annually within ninety (90) days after the end of each calendar year, any additional amount to each Member so that each Member shall have received an amount equal to a minimum of forty percent (40%) of his/her/its allocation of taxable Net Profits for such prior calendar year allocated pursuant to Section 6.1. For this purpose, a payment of compensation to a Member pursuant to this Section 6.3 shall not be deemed a distribution of profits. Notwithstanding the foregoing, however, no Manager shall be liable to any Member for the Company's failure to accurately estimate taxable Net Profits as provided in this Section.

All such distributions shall be made only to the Persons who, according to the books and records of the Company, are the holders of record of the Economic Interests in respect of which such distributions are made on the actual date of distribution. Neither the Company nor the Managers shall incur any liability for making distributions in accordance with this Section 6.3.

6.4 **Allocation of Net Profits and Losses in Respect of a Transferred Interest**. If any Membership Interest or Economic Interest is transferred or is increased or decreased by reason of the admission of a new Member or otherwise during any Fiscal Year, each item of income, gain, loss, deduction, or credit of the Company for that Fiscal Year shall be assigned *pro rata* to each day in the particular period of that Fiscal Year to which such item is attributable (*i.e.*, the day on or during which it is accrued or otherwise incurred) and the amount of each item so assigned to any such day shall be allocated to the Member based upon that Member's respective Membership Interest or Economic Interest at the close of that day. Notwithstanding any provision above to the contrary, gain or loss of the Company realized in connection with a sale or other disposition of any of the assets of the Company shall be allocated solely to the parties owning Membership Interests or Economic Interests as of the date that sale or other disposition occurs.

6.5 **Tax Allocation Matters**.

(a) Except as otherwise provided in this Section 6.5, all items of income, gain, loss, deduction, or credit for federal, state, and local income tax purposes will be allocated in the same manner as the corresponding "book" items are allocated under Section 6.1 (as a component of Net Profits or Net Losses), or Section 6.2.

(b) Each Member's allocable share of the taxable income or loss of the Company, depreciation, depletion, amortization and gain or loss with respect to any contributed property, or with respect to revalued property where the Company's property is revalued pursuant to Section 1.704-1(b)(2)(iv)(f) of the Regulations, shall be determined in the manner (and as to revaluations, in the same manner as) provided in Section 704(c) of the Code. The allocation shall take into account, to the full extent required or permitted by the Code, the difference between the adjusted basis of the property to the Member contributing it and the Fair Market Value of the property determined by the Members at the time of its contribution or revaluation, as the case may be. The Company shall apply Section 704(c)(1)(A) by using any permissible method selected by the Members.

(c) In the event the Company has in effect an election under Section 754 of the Code, allocations of income, gain, loss, deduction, or credit to affected Members for federal, state, and local tax purposes will take into account the effect of such election pursuant to applicable provisions of the Code.

(d) In the event that the Company has taxable income that is characterized as ordinary income under the recapture provisions of the Code, each Member's distributive share of taxable gain or loss from the sale of the Company assets (to the extent possible) shall include a proportionate share of this recapture income equal to that Member's share of prior cumulative depreciation deductions with respect to the assets that gave rise to the recapture income.

(e) Allocations pursuant to this Section 6.5 are solely for federal, state, and local tax purposes and, except to the extent allocations under this Section 6.5 are reflected in the allocations of the corresponding "book" items pursuant to Section 6.1 (as a component of Net Profits or Net Losses) or Section 6.2, allocations under this Section 6.5 will not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Profits, Net Losses, other items or distributions pursuant to any provision of this Agreement.

6.6 **Allocation of Liabilities**. Each Member's interest in Company profits for purposes of determining that Member's share of the nonrecourse liabilities of the Company, as used in Section 1.752-3(a)(3) of the Regulations, shall be equal to that Member's Percentage Interest.

6.7 **Form of Distribution**. No Member, regardless of the nature of his/her/its Capital Contribution, has the right to demand and receive any distribution from the Company in any form other than money. No Member may be compelled to accept from the Company a Distribution of any asset in kind in lieu of a proportionate distribution of money being made to other Member(s) and, except upon a dissolution and the winding up of the Company, no Member may be compelled to accept a distribution of any asset in kind.

6.8 **Amounts Withheld**. Any amounts withheld from a distribution by the Company to a Member pursuant to any federal, state, local or foreign tax law shall be treated as if the same had been distributed to that Member pursuant to Section 6.3. Any other amount required to be paid by the Company to a taxing authority with respect to a Member pursuant to any federal, state, local or foreign tax law in connection with any payment to or tax liability (estimated or otherwise) of the Member shall be treated as a loan from the Company to such Member. If such loan is not repaid within thirty (30) calendar days from the date the Company notifies such Member of the withholding, the loan shall bear interest at an annual rate equal to the lesser of (a) ten percent (10%) per annum or (b) the highest non-usurious rate permitted by applicable law under such circumstances from the date of the applicable notice to the date of repayment. In addition to all other remedies the Company may have, the Company (acting through a majority in number of the Members other than such Member) may withhold distributions that would otherwise be payable to such Member and apply those distributions instead to the repayment of the loan and accrued interest.

6.9 **Obligations of Members to Report Allocations**. The Members are aware of the income tax consequences of the allocations made by this Article VI and hereby agree to be bound by the provisions of this Article VI in reporting their shares of the Company income and loss for income tax purposes.


ARTICLE VII
TRANSFER AND ASSIGNMENT OF INTERESTS


7.1 **Transfer and Assignment of Interests**.

(a) Except as otherwise permitted and provided in this Agreement, no Member shall be entitled to transfer, assign, convey, sell, encumber or in any way alienate all or any part of his/her/its Membership Interest (collectively, "transfer") without the prior approval of a Majority Interest of the Members, which consent may be given, or withheld, delayed, denied, or conditioned (as allowed by this Agreement or the Act), as the Class A Members may determine in their sole and absolute discretion. Transfers in violation of this Article VII shall only be effective to the extent set forth in Section 7.4. After the consummation of any transfer of any part of a Membership Interest, the Membership Interest so transferred shall continue to be subject to the terms and provisions of this Agreement and any further transfers shall be required to comply with all the terms and provisions of this Agreement.

(b) The transfer of a Membership Interest, or part thereof, by an individual Member to a revocable, *inter vivos* trust of which such Member (and/or his or her spouse) is the trustor, trustee, and beneficiary, or by such trust to the Member, shall not be subject to the restrictions of this Section 7.1. However, as a condition to any such transfer, the trustee of such trust shall agree in writing to be bound by all of the provisions of this Agreement and if the transferring Member is not the sole trustee of the trust, all trustees must agree that only the transferring Member can act on behalf of the trust with respect to the Membership Interest.

7.2 **Further Restrictions on Transfer of Interests**. In addition to other restrictions found in this Agreement, no Member shall transfer all or any part of his/her/its Membership Interest if the Membership Interest to be transferred, when added to the total of all other Membership Interests transferred in the preceding twelve (12) consecutive months prior thereto, would cause the tax termination of the Company under Code Section 708(b)(1)(B).

7.3 **Effective Date of Permitted Transfers**. Any permitted transfer of all or any portion of a Membership Interest or an Economic Interest shall be effective as of the date provided in Section 6.4 following the date upon which the requirements of Sections 7.1, 7.2, and 4.2 have been met. The Managers shall provide the members with written notice of such transfer as promptly as possible after the requirements of Sections 7.1, 7.2, and 4.2 have been met. Any transferee of a

Membership Interest shall take subject to the restrictions on transfer imposed by this Agreement.

7.4 **No Effect to Transfers in Violation of Agreement**. Upon any transfer of a Membership Interest in violation of this Article VII, the transferee shall have no right to vote or participate in the management of the business, property and affairs of the Company or to exercise any rights of a Member. Such transferee shall become an Economic Interest Owner and thereafter shall only receive the share of one or more of the Company's Net Profits, Net Losses and distributions of the Company's assets to which the transferor of such Economic Interest would otherwise be entitled. Each Member acknowledges and agrees that such termination of a Membership Interest upon the occurrence of any of the foregoing events is not unreasonable under the circumstances existing as of the date hereof. Notwithstanding the immediately preceding sentences, if, in the determination of the Managers, a transfer in violation of this Article VII would cause the tax termination of the Company under Code Section 708(b)(1)(B), the transfer shall be null and void and the purported transferee shall not become either a Member or an Economic Interest Owner.

7.5 **Right of First Negotiation**. If any Member desires to transfer all of his/her/its Membership Interest, such Member shall notify the Company and the Class A Members in writing of such desire and, for a period of **[ten]** Business Days thereafter, the transferring Member and the Company shall negotiate in good faith with respect to the purchase of such Member's Membership Interest. During such period, the Member desiring to transfer such Membership Interest may not solicit a transferee for such Membership Interest.

7.6 **Right of First Refusal**. If the period described in Section 7.5 expires without an agreement being reached as to the purchase of the Membership Interest referred to therein, then the Member desiring to transfer his/her/its Membership Interest ("Offeror") may solicit transferees for all, but not part of his/her/its Membership Interest. In such event, each time the Offeror proposes to transfer all of his/her/its Membership Interest (or as required by operation of law or other involuntary transfer to do so), such Member shall first offer such Membership Interest to the Company and the non-transferring Class A Members ("Non-transferring Members") in accordance with the following provisions:

(a) **Option Notice**. The Offeror shall deliver a written notice ("Option Notice") to the Company and the Non-transferring Members stating (i) the Offeror's bona fide intention to transfer such Membership Interest, (ii) the purchase price and terms of payment for which the Offeror proposes to transfer such Membership Interest, and (iii) the name and address of the proposed transferee.

(b) **The Company Option**. Within thirty (30) days after receipt of the Option Notice, the Company shall have the right, but not the obligation, to elect to purchase all or part of the Membership Interest upon the price and terms of payment designated in the Option Notice or for a purchase price determined in accordance with Section 7.12, if lower. If the Option Notice provides for the payment of non-cash consideration, the Company may elect to pay the consideration in cash equal to the good faith estimate of the present fair market value of the non cash consideration offered as determined by the parties or by appraisal if the parties cannot agree. If the Company exercises such right within such thirty (30)-day period, the Managers shall give written notice of that fact to the Offeror and Non-transferring Members.

(c) **Member Option**. If the Company fails to elect to purchase the entire

Membership Interest proposed to be transferred within the thirty (30)-day period described in Section 7.6(b) above, the Non-transferring Members shall have the right, but not the obligation, to elect to purchase any remaining share of such Membership Interest upon the price and terms of payment designated in the Option Notice or the fair market value if the Company elects to pay fair market value. If the Option Notice provides for the payment of non-cash consideration, such purchasing Members each may elect to pay the consideration in cash equal to the good faith estimate of the present fair market value of the non-cash consideration offered as determined by the parties or by appraisal if the parties cannot agree. Within sixty (60) days after receipt of the Option Notice, each Non-transferring Member shall notify the Managers in writing of his/her/its desire to purchase a portion of the Membership Interest proposed to be so transferred. The failure of any Non-transferring Member to submit a notice within the applicable period shall constitute an election on the part of that Member not to purchase any of the Membership Interest that may be so transferred. Each Non-transferring Member so electing to purchase shall be entitled to purchase a portion of such Membership Interest in the same proportion that the Percentage Interest of such Non-transferring Member bears to the aggregate of the Percentage Interests of all of the Non-transferring Members electing to so purchase the Membership Interest being transferred. In the event any Member elects to purchase none or less than all of his/her/its *pro rata* share of such Membership Interest, then the other Members can elect to purchase more than their *pro rata* share.

(d) **Closing**. If the Company and the Non-transferring Members elect to purchase all of the Membership Interest designated in the Option Notice, then the closing of such purchase shall occur within ninety (90) days after receipt of the Option Notice and the Offeror, the Company and/or the Non-transferring Members shall execute such documents and instruments and make such deliveries as may be reasonably required to consummate such purchase.

(e) **Non-Exercise of Option**. If the Company and the Non-transferring Members elect not to purchase, or default in their obligation to purchase, all of the Membership Interest of the transferring Member, then the transferring Member may transfer his/her/its Membership Interest to the proposed transferee, providing such transfer (i) is completed within sixty (60) days after the expiration of the Company's and the Non-transferring Members' right to purchase such Membership Interest, (ii) is made on terms and for a price no less favorable to the transferring Member than as designated in the Option Notice, and (iii) complies with Sections 7.1, 7.2, and 4.2. Any Class A Membership Interest transferred shall become a Class B Membership Interest in the hands of the transferee, unless the Majority Interest of the Members approve of such interest being transferred as a Class A Membership Interest. If such Membership Interest is not so transferred, the transferring Member must give notice in accordance with this Article VII prior to any other or subsequent transfer of such Membership Interest.

7.7 **Transfer of Membership Interest on Death or Incompetency**. If a Member who is an individual dies or is adjudged by a court of competent jurisdiction to be incompetent to manage the Member's person or property, then upon such death or adjudication of such Member, his or her Membership Interest shall be transferred to his or her spouse, successor(s)-in-interest, estate, or trust, as applicable (the "Successor") as a Class A Membership Interest, effective as of the date of death or adjudication, provided that: (i) as a condition to any such transfer, the Successor must agree in writing to be bound by all of the provisions of this Agreement and (ii) if requested by the Company, such Successor shall provide to the Company sufficient evidence of the legal right and authority of such party to have the Membership Interest so transferred and registered.

7.8 **Rights of Legal Representatives**. If a Member who is an individual dies, is adjudged by a court of competent jurisdiction to be incompetent to manage the Member's person or property, or files for Bankruptcy, the Member's executor, administrator, guardian, conservator, or other legal representative may exercise all of the Member's rights for the purpose of settling the Member's estate or administering the Member's property. If a Member is a corporation, trust, or other entity and is dissolved, terminated, or files for Bankruptcy, the powers of that Member may be exercised by its legal representative or successor. Notwithstanding the foregoing, if a Member's rights are being administered other than by the Member, then, at such time, if the Member is a Class A Member, his, her, or its Class A Membership shall be converted to a Class B Membership Interest, and whomever shall be administering such Member's rights shall promptly provide a notice of such transfer to the Managers, unless or until whomever is administering such Member's rights becomes a Member in accordance with Section 7.7 or another provision in this Agreement.

7.9 **Transfer of Membership Interest Pursuant to Bankruptcy**. If a Person succeeds to, receives, acquires, or is otherwise the transferee of a Membership Interest, or any portion thereof, as a result of a Bankruptcy, such Person shall become an Economic Interest Owner (but not a Member), and shall not have any Membership Interest other than an Economic Interest.

7.10 **Drag-Along Rights**. If a Majority Interest of the Members ("Initial Selling Members") desire to sell or otherwise transfer all of such Initial Selling Members' Membership Interests, to an unrelated third party transferee who desires to acquire one hundred percent (100%) of the Company, then the other Class A Members and Class B Members ("Other Members"), or any of them, within thirty (30) days after receipt of a written notice from the Initial Selling Members, can elect to exercise the rights to purchase the Membership Interest of the Initial Selling Members pursuant to Section 7.6, above. If no such election is made within such period, the Other Members shall be deemed to have agreed to sell otherwise transfer all of the Other Members Membership Interest to such transferee, and the aggregate purchase price of all the Membership Interest shall be allocated to each Member for all of their Membership Interest in accordance with Section 9.4.

7.11 **Tag-Along Rights**. If the Initial Selling Members desire to sell or otherwise transfer all of such Initial Selling Members' Membership Interest to an unrelated third-party transferee who desires to acquire such Membership Interest, but does not desire to acquire one hundred percent (100%) of the Company, and the Company and Other Members do not exercise their rights as provided in Section 7.6, then the Initial Selling Members shall be permitted to enter into such sale or other transfer arrangement. However, if any of the Other Members also desires to sell or otherwise transfer such Other Member's Membership Interest, then within thirty (30) days after receipt of a written notice from the Selling Members to the Other Members, such Other Members may participate in the Initial Selling Members' sale (on a proportionate basis based on their respective Percentage Interests) at the same price per percentage point of Membership Interest and on the same other terms and conditions to be received by the Initial Selling Members from such transferee for their Membership Interest.

7.12 **Purchase Price**. Unless otherwise provided for herein, the purchase price shall be the fair market value of the Membership Interest as determined by agreement of the seller of the Membership Interest ("Seller") and the Company. If the Seller and the Company cannot agree on the purchase price within thirty (30) days after the Sale Date or date of exercise of the Company's option to purchase such Membership Interest, as applicable, then the purchase price shall be determined by an independent appraiser jointly selected by the Seller and the Company. The Seller and the Company shall each pay one-half of the cost of the appraisal. If the Seller and the Company cannot agree on a single appraiser within sixty (60) days after the Sale Date or date of exercise of the Company's option to purchase the Membership Interest, as applicable, each shall choose, at its own cost, its own appraiser experienced in appraising the type of business of the Company, within fifteen (15) days thereafter and any appraiser they select, must agree to complete its appraisal within sixty (60) days of being selected. If either party fails to select an appraiser within such fifteen (15)-day period, the determination of the appraiser selected within such fifteen (15)-day period, shall be binding on the parties. If both parties select an appraiser within such fifteen (15)- day period, and if the higher appraisal is within ten percent (10%) of the lower appraisal, then the fair market value of the Membership Interest shall be the average of the two appraisals. If such appraisals are more than ten percent (10%) apart, then the two appraisers shall, within ten (10) days after the date of the second appraisal, appoint a third, similarly qualified, appraiser, and the Seller and the Company shall each pay half of the cost for the third appraiser, who must agree to complete the appraisal within sixty (60) days of being selected. The appraisal of such third appraiser shall be averaged with the closest appraisal of the prior two appraisers to determine the fair market value of the Membership Interest and, if both such appraisals are equally as close, the appraisal of such third appraiser shall be determinative of the fair market value of the Membership Interest. If said two appraisers are unable to agree on such third appraiser within the specified time period, then the parties shall apply to the American Arbitration Association requesting it to appoint a third such appraiser, and such decision of the American Arbitration Association as to the selection of a third such appraiser shall be binding on the parties, and any costs associated with the selection of, or performance of services by, the third appraiser shall be shared equally by the parties. For purposes of determining the fair market value of the Membership Interest, the value shall be based on the value of the Company as a going concern, but shall take into consideration any minority discount or other appropriate discount when appraising the Membership Interest being sold.

At the closing for the sale of the Membership Interest, the Seller and the Company shall do all things and execute and deliver all documents as may be necessary fully to consummate such sale and purchase in accordance with the terms, and provisions of this Agreement. Unless otherwise provided for in this Agreement, and unless otherwise agreed by the Seller and the Company, the closing shall take place within thirty (30) days after the purchase price has been determined and the purchase price shall be paid in five (5) equal annual installments with the first installment being paid at the closing and the balance of principal payable on the same date of each of the next four (4) years. Interest shall accrue on the unpaid principal at the applicable federal rate for mid-term obligations announced during the month of the purchase. Interest shall be payable with each installment of principal. All or a portion of the principal may be prepaid at any time or from time to time, without penalty.

7.13 **Substitution of Members**. A transferee shall have the right to become a substitute Member only if (i) the requirements of Sections 7.1 and 7.2 relating to consent of the Class A Members and tax requirements hereof are met, (ii) the transferee executes an instrument satisfactory to the Manager accepting and adopting the terms and provisions of this Agreement, and (iii) the transferee pays any reasonable expenses in connection with his/her/its admission as a substitute Member. The admission of a transferee as a substitute Member shall not result in the release of the Member who assigned the Membership Interest from any liability that such Member may have to the Company.

7.14 **Spousal Consent and Acknowledgement**. Each Member and each other individual who is a Member of this Company or who purchases Membership Interests, shall cause his or her spouse, if applicable, to execute and deliver to the Company a Spousal Consent and Acknowledgement in substantially the form attached to this Agreement as <u>Exhibit C.</u> Any Member who marries subsequent to the Member's admission as a Member of the Company shall cause the Member's spouse to execute such consent and deliver it to the Company. Notwithstanding the execution and delivery thereof, such Consent of Spouse shall not be deemed to confer or convey to the spouse any rights in such Member's share that do not otherwise exist by operation of law or the agreement of the parties.

ARTICLE VIII
ACCOUNTING, RECORDS, REPORTING BY MEMBERS

8.1 **Books and Records**. The books and records of the Company shall be kept, and the financial position and the results of its operations recorded, in accordance with the accounting methods followed for federal income tax purposes. The books and records of the Company shall reflect all the Company transactions and shall be appropriate and adequate for the Company's business. The Company shall maintain at its principal office in California all of the following:

(a) A current list of the full name and last known business or residence address of each Member and Economic Interest Owner, together with the Capital Contributions, Capital Account, and Percentage Interest of each Member and Economic Interest Owner;

(b) The full name and business or residence address of each Manager;

(c) A copy of the Articles and any and all amendments thereto, together with executed copies of any powers of attorney pursuant to which the Articles or any amendments thereto have been executed;

(d) Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six (6) most recent taxable years;

(e) A copy of this Agreement and any and all amendments thereto, together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments thereto have been executed;

(f) Copies of the financial statements of the Company, if any, for the six (6) most recent Fiscal Years; and

(g) The Company's books and records as they relate to the internal affairs of the Company for at least the current and past four (4) Fiscal Years.

8.2 **Delivery to Members and Inspection**.

(a) Upon the request of any Member or Economic Interest Owner for purposes reasonably related to the interest of that Person as a Member or Economic Interest Owner, the Managers shall promptly deliver to the requesting Member or Economic Interest Owner, at the expense of the Company, a copy of the information required to be maintained under <u>Sections 8.1 (a), (b) and (d)</u> and a copy of this Agreement.

(b) Each Member, Manager and Economic Interest Owner has the right, upon reasonable request for purposes reasonably related to the interest of the Person as Member, Manager or Economic Interest Owner, to:

(i) inspect and copy during normal business hours any of the Company records described in <u>Sections 8.1(a) through (g);</u> and

(ii) obtain from the Managers, promptly after their becoming available, a copy of the Company's Federal, state, and local income tax or information returns for each Fiscal Year.

(c) Any request, inspection or copying by a Member or Economic Interest Owner under this <u>Section 8.2 m</u>ay be made by that Person or that Person's agent or attorney.

8.3 **Reports; Annual Statements**.

(a) **Governmental Reports**. The Managers shall cause, at the Company's expense, all documents and reports required to be filed with any governmental agency in accordance with the Act.

(b) **Financial Reports**. The Managers shall cause to be prepared at least annually, at the Company's expense, information necessary for the preparation of each Member's and Economic Interest Owner's federal and state income tax returns. The Managers shall send or cause to be sent to each Member and Economic Interest Owner within ninety (90) calendar days after or as soon as reasonably practical thereafter: (i) such information as is necessary to complete federal and state income tax or information returns and (ii) a copy of the Company's federal, state, and local income tax or information returns for that year.

8.4 **Financial and Other Information**. The Managers shall provide such financial and other information relating to the Company or any other Person in which the Company owns, directly or indirectly, an equity interest, as a Member may reasonably request. The Managers shall distribute to the Members, promptly after the preparation or receipt thereof by the Managers, any financial or other information relating to any Person in which the Company owns, directly or indirectly, an equity interest, including any filings by such Person under the Securities Exchange Act of 1934, as amended, that is received by the Company with respect to any equity interest of the Company in such Person.

8.5 **Filings**. The Managers, at the Company's expense, shall cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities. The Managers, at the Company's expense, shall also cause to be prepared and timely filed, with appropriate Federal and state regulatory and administrative bodies, amendments to, or restatements of, the Articles and all reports required to be filed by the Company with those entities under the Act or other then current applicable laws, rules, and regulations. If the Managers being required by the Act to execute or file any document fails, after demand, to do so within a reasonable period of time or refuses to do so, any Member may prepare, execute, and file that document with the California Secretary of State.

8.6 **Bank Accounts**. The Managers shall maintain the funds of the Company in one or more separate bank accounts in the name of the Company and shall not permit the funds of the Company to be commingled in any fashion with the funds of any other Person.

8.7 **Accounting Decisions; Reliance on Others**. All decisions as to accounting matters, except as otherwise specifically set forth herein, shall be made by the majority of the Managers. The Managers may rely upon the advice of their accountants as to whether such decisions are in accordance with accounting methods followed for Federal income tax purposes.

8.8 **Confidentiality**. All books, records, financial statements, tax returns, budgets, business plans and projections of the Company, all other information concerning the business, affairs and properties of the Company and all of the terms and provisions of this Agreement shall be held in confidence by each Member and his/her/its Affiliates, subject to any obligation to comply with (a) any applicable law, (b) any rule or regulation of any legal authority or securities exchange, or (c) any subpoena or other legal process to make information available to the Persons entitled thereto. Such confidentiality shall be maintained until such time, if any, as any such confidential information either is, or becomes, published or a matter of public knowledge.

ARTICLE IX
TERMINATION AND DISSOLUTION

9.1 **Dissolution**. The Company shall be dissolved, its assets shall be disposed of, and its affairs wound up on the first to occur of the following:

(a) The entry of a decree of judicial dissolution pursuant to Corporations Code Section 17707.03; or

(b) The approval of the Majority Interest of the Members to dissolve the Company.

9.2 **Date of Dissolution**. Dissolution of the Company shall be effective on the day on which the event occurs giving rise to the dissolution; but, the Company shall not terminate until the assets of the Company have been liquidated and distributed as provided herein. Notwithstanding the dissolution of the Company, prior to the termination of the Company the business of the Company and the rights and obligations of the Members, as such, shall continue to be governed by this Agreement.

9.3 **Winding Up**. Upon the occurrence of any event specified in Section 9.1, the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets and satisfying the claims of its creditors. The Members or any Person(s) designated by the Members (the Members or such Person(s), as the case may be, the "Liquidating Trustee") shall be responsible for overseeing the winding up and liquidation of the Company, shall take full account of the assets and liabilities of the Company and shall adhere to the following procedure:

(a) all the Company assets shall be marshaled;

(b) all outstanding debts, expenses, and liabilities to third parties other than the Members shall be paid;

(c) all debts to Members other than capital and Profits shall be paid;

(d) after payment of all of the foregoing debts, expenses, and liabilities, Members shall be paid in accordance with the provisions of Section 9.4 hereof; and

(e) the Company shall execute a Certificate of Dissolution that shall be filed in the office of the California Secretary of State as provided by the Act (or shall execute and file with the California Secretary of State such other documents required under the Act).

9.4 **Distributions in Liquidation**.

(a) Priority of Distributions. Upon liquidation of the Company, all distributions shall be made first in accordance with the Members' positive Capital Account balances, as determined after taking into account all contributions, distributions, and allocations for all periods and, to the extent permitted under the Treasury Regulations, in a manner that, to the extent possible, will result in distributions, when made, in accordance with the positive Capital Account balances. Any remaining funds will be distributed according to the Member's Percentage Interests. All distributions under this Section 9.4(a) shall be made by the later of (1) the end of the taxable year of the Company in which the liquidation of the Company occurs or (2) within (ninety) 90 days after the date of the liquidation. Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations, if any Member's Capital Account has a negative balance (after giving effect to all contributions, distributions, allocations, and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any Capital Contribution, and the negative balance of such Member's Capital Account shall not be considered a debt owed by such Member to the Company or to any other person for any purpose whatsoever.

(b) **Definitions**. For purposes of this Section 9.4(b):

(i) the taxable year of the Company shall be determined without regard to Section 706(c)(2)(A) of the Code;

(ii) a liquidation of a Member's Membership Interest shall be deemed to occur on the earlier of (A) the date upon which there is a liquidation of the Company, or (B) the date upon which there is a liquidation of the Members' Membership Interest under Section 1.761-1(d) of the Regulations; and

(iii) a liquidation of the Company shall be deemed to occur upon the earlier of (A) the date upon which the Company is terminated under Section 708(b)(1) of the Code or (B) the date upon which the Company ceases to be a going concern (even though it may continue in existence for the purpose of winding up its affairs, paying its debts, and distributing any remaining balance to the Members).

9.5 **Distributions in Kind**. Any non-cash asset distributed to one or more Members shall first be valued at its Fair Market Value to determine the Net Profit or Net Loss that would have resulted if that asset had been sold for that value; then, the Net Profit or Net Loss shall be allocated pursuant to Article VI; and, finally, the Members' Capital Accounts shall be adjusted to reflect those allocations. The amount distributed and charged to the Capital Account of each Member receiving an interest in the distributed asset shall be the Fair Market Value of the interest (net of any liability secured by the asset that the Member assumes or takes subject to). The Fair Market Value of that asset shall be determined by the Managers or by the Members or if any Member objects by an independent appraiser (any such appraiser must be recognized as an expert in valuing the type of asset involved) selected by the Managers or liquidating trustee and approved by the Members.

9.6 **Provision for Debts and Liabilities**. The payment of a debt or liability, whether the whereabouts of the creditor is known or unknown, has been adequately provided for if (i) the payment has been assumed or guaranteed in good faith by one or more financially responsible Persons or by the United States government or any agency thereof and (ii) the provision, including the financial responsibility of the Person, was determined in good faith and with reasonable care by the Members or Managers to be adequate at the time of any distribution of the assets pursuant to Section 9.4. This Section 9.6 shall not prescribe the exclusive means of making adequate provision for debts and liabilities.

9.7 **No Liability**. Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Regulations, if any Member has a negative deficit Capital Account balance (after giving effect to all contributions, distributions, allocations, and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), (i) that Member shall not have any obligation to make any contribution to the capital of the Company, and (ii) the negative balance of that Member's Capital Account shall not be considered a debt owed by that Member to the Company or to any other Person for any purpose whatsoever.

9.8 **Limitations on Payments Made in Dissolution**. Except as otherwise specifically provided in this Agreement, each Member shall be entitled to look only to the assets of the Company for the return of his/her/its positive Capital Account balance and shall have no recourse for his/her/its Capital Contributions and/or share of Net Profits (upon dissolution or otherwise) against any other Member or the Managers.

9.9 **Compensation for Services**. The Liquidating Trustee shall be entitled to reasonable compensation from the Company for its services in winding up the affairs of the Company.

9.10 **No Action for Dissolution**. The Members acknowledge that irreparable damage would be done to the goodwill and reputation of the Company if any Member should bring an action in court to dissolve the Company under circumstances where dissolution is not required by Section 9.1. The Members further acknowledge that this Agreement has been drawn carefully to provide fair treatment to all parties and equitable payment in liquidation of the Membership Interests. Accordingly, except as expressly permitted in this Agreement, no Member may take any voluntary action that directly causes the Company to dissolve, and unless the Members fail to liquidate the Company as required by this Article IX, each Member waives and renounces its right to initiate legal action to seek the appointment of a receiver or trustee to liquidate the Company or to seek a decree of judicial dissolution of the Company on the ground that it is not reasonably practicable to carry on the business of the Company in conformity with the Articles or this Agreement or that dissolution is reasonably necessary for the protection of the rights or interests of the complaining Member. Damages for breach of this Section 9.10 shall be monetary damages only (and not specific performance), and the damages may be offset against distributions by the Company to which such Member would otherwise be entitled.

ARTICLE X
INDEMNIFICATION AND INSURANCE

10.1 **Indemnification**. The Company shall indemnify, defend and hold harmless any Person (each, an "Indemnified Person") made, or threatened to be made, a party to an action or proceeding, whether civil, criminal or investigative (a "Proceeding"), including an action by or in the right of the Company, by reason of the fact that such Indemnified Person was or is (a) a Member (including in the capacity of the Tax Matters Partner) of the Company, (b) an officer of the Company, (c) an Affiliate of a Member or an officer of the Company, or (d) an officer, director, shareholder, partner, member, employee, manager or agent of any of the foregoing, or by reason of the fact that such Indemnified Person was or is serving at the request of the Company as a manager, director, officer, employee, or other agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise, against all judgments, fines, amounts paid in settlement, and reasonable expenses (including investigation, accounting and attorneys' fees) incurred as a result of such Proceeding, or any appeal therein (and including, without limitation, indemnification against active or passive negligence or breach of duty) if such Person acted in good faith, for a purpose that he/she/it reasonably believed to be in, or not opposed to, the best interests of the Company and in criminal Proceedings, in addition, had no reasonable cause to believe that his/her/its conduct was unlawful. The termination of any such Proceeding by judgment, settlement, conviction or upon a plea of *nolo contendere*, or its equivalent, shall not in itself create a presumption that any such Indemnified Person did not act in good faith, for a purpose that he/she/it reasonably believed to be in, or not opposed to, the best interests of the Company or that he/she/it had reasonable cause to believe that his/her/its conduct was unlawful; provided, however, that no such Person shall be indemnified or held harmless if and to the extent that the liability sought to be indemnified or held harmless against results from (a) any act or omission of such Person that involves actual fraud, willful misconduct, gross negligence, or reckless disregard of duty or (b) any transaction from which such Person derives an improper personal benefit (unless such transaction was approved by the other Members). The Company's indemnification obligations hereunder shall survive the termination of the Company. Each Indemnified Person shall have a claim against the property and assets of the Company for payment of any indemnity amounts from time to time due hereunder, which amounts shall be paid or properly reserved for prior to the making of distributions by the Company to the Members. No Member shall be subject to personal liability or required to provide any funds, or to cause any funds to be provided, to Company to satisfy any indemnification obligation of the Company under this Article X.

10.2 **Contract Right; Expenses**. The right to indemnification conferred in this Article X shall be a contract right and shall include the right to require the Company to advance the expenses incurred by the Indemnified Person in defending any such Proceeding in advance of its final disposition; provided, however, that the payment of such expenses in advance of the final disposition of a Proceeding shall be made only upon receipt by the Company of an undertaking, by or on behalf of the Indemnified Person, to repay all amounts so advanced if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified under this Article X or otherwise.

10.3 **Indemnification of Employees and Agents**. The Company may, to the extent authorized from time to time by the Members, grant rights to indemnification and to advancement of expenses to any employee or agent of the Company to the fullest extent of the provisions of this

Article X with respect to the indemnification and advancement of expenses of the Members and officers of the Company.

10.4 **Nonexclusive Right**. The right to indemnification and the payment of expenses incurred in defending a Proceeding in advance of its final disposition conferred in this Article X shall not be exclusive of any other right that any Person may have or hereafter acquire under any statute or agreement, or under any insurance policy obtained for the benefit of the Company or any Member and/or any officer of the Company.

10.5 **Insurance**. The Members may cause the Company to purchase and maintain insurance on behalf of any Person (including, without limitation, any Member and/or officer of the Company) who is or was an agent of the Company against any liability asserted against that Person and incurred by that Person in any such capacity or arising out of that Person's status as an agent, whether or not the Company would have the power to indemnify that Person against liability under the provisions of Sections 10.1 and 10.3 or under applicable law.

<center>ARTICLE XI
MISCELLANEOUS</center>

11.1 **Governing Law and Venue**. This Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to any conflicts of laws principles of the State of California or any other jurisdiction that would call for the application of the law of any jurisdiction other than the State of California. Each Member hereby consents to the exclusive jurisdiction of the state and federal courts sitting in California in any action on a claim arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement, provided such claim is not required to be mediated or arbitrated pursuant to Section 11.2. Each Member further agrees that personal jurisdiction over him or her may be affected by service of process by registered or certified mail addressed as provided in Section 11.11 of this Agreement, and that when so made shall be as if served upon him personally within the State of California.

11.2 **Dispute Resolution**. Upon the occurrence of any dispute or disagreement between the parties hereto arising out of or in connection with any term or provision of this Agreement, the subject matter hereof, or the interpretation or enforcement hereof, or the organization or internal affairs of either party (in each case, a "Dispute"), the parties shall engage in informal, good faith discussions and attempt to resolve the Dispute. If the parties are unable to resolve the Dispute, then the parties shall comply with the following dispute resolution procedure:

(a) **Mediation**. The Dispute shall first be submitted to mediation on an expedited basis in Orange County, California, or if the Company is no longer located in Orange County, California, then in the city in which the Company's headquarters are located at the time dispute resolution is sought, administered by the American Arbitration Association ("AAA"), or its successor, in accordance with the AAA rules and procedures then in effect. Any party may commence mediation by providing to AAA and the other party a written request for mediation, setting forth the subject of the Dispute and the relief requested, with the expectation that the first mediation session shall occur within forty-five (45) days of such written request. The parties will cooperate with AAA and with one another in selecting a neutral mediator and in scheduling the mediation proceedings. The mediator must be a retired judge or an attorney licensed to practice law in California and experienced in commercial transactions. If the parties are unable to select the mediator within ten (10) Business Days after receipt of the mediation notice by AAA, then AAA shall designate the mediator. The parties covenant that they will (i) participate in the mediation in good faith, (ii) share equally in the costs of the mediator and related AAA administrative costs, and (iii) pay in advance the estimated reasonable fees and costs of the mediation, as may be specified in advance by the mediator provided, however, that each party will bear its own attorneys' fees and costs associated with the mediation. All offers, promises, conduct, and statements, whether oral or written, made in the course of the mediation by any of the parties, their agents, employees, experts, and attorneys, and by the mediator and any AAA employees, are confidential, privileged, and inadmissible for any purpose, including impeachment, in any reference, arbitration, litigation, or other proceeding involving the parties, provided that evidence that is otherwise admissible or discoverable shall not be rendered inadmissible or non-discoverable as a result of its use in the mediation. Either party may seek equitable relief in a Superior Court of Orange County, California prior to the mediation to preserve the status quo pending the completion of that process. In the event it is necessary, any party may file a motion in the Superior Court of Orange County, California to compel the other party to participate in the mediation and the prevailing party shall be awarded his/her/its costs and expenses, including reasonable attorneys' fees in connection with such motion. If the Dispute is not resolved within ten (10) Business Days after the first mediation session, either party may (a) give written notice to AAA and the other party that the mediation is terminated and (b) submit any remaining Disputes to arbitration.

(b) **Arbitration**. If the parties are unable to resolve the Dispute in mediation, then the parties shall submit the Dispute to final and binding arbitration in Orange County, California, or if the Company is no longer located in Orange County, California then in the county in which the Company's headquarters are located at the time dispute resolution is sought, administered by AAA, or its successor, in accordance with the rules and procedures of AAA then in effect. The parties agree that any and all Disputes that are submitted to arbitration in accordance with this Agreement shall be decided by a neutral arbitrator who is a retired judge or attorney licensed to practice law in California and who is experienced in commercial transactions. If the parties are unable to select the arbitrator within ten (10) Business Days after receipt of the arbitration notice by AAA, then AAA shall designate the arbitrator. The parties will cooperate with AAA and with one another in selecting such arbitrator and in scheduling the arbitration proceedings in accordance with applicable AAA procedures. Any party may commence the arbitration process called for in this Agreement by filing a written demand for arbitration with AAA, with a copy to the other party. The parties covenant that they will (i) participate in the arbitration in good faith, (ii) share equally in the administrative costs and arbitrator's fees associated with the arbitration, and (iii) pay in advance the estimated reasonable fees and costs of the arbitration, as may be specified in advance by the arbitrator; provided, however, that each party will bear its own attorneys' fees and costs associated with the arbitration, unless a party is ordered to pay reasonable costs and expenses. The arbitrator shall apply California law without reference to conflicts of laws principles. Any award issued as a result of such arbitration shall be final and binding between the parties thereto and shall be enforceable by any court having jurisdiction over the party against whom enforcement is sought. The parties expressly acknowledge and understand that, by entering into this Agreement, they each are waiving their respective rights to have any Dispute between the parties hereto adjudicated by a court or by a jury.

11.3 **No Waiver**. Subject to the provisions of this Agreement, no provision of this Agreement may be waived except by an agreement in writing signed by the waiving party. A waiver of any term or provision shall not be construed as a waiver of any other term or provision.

11.4 **Amendment**. All amendments to this Agreement will be in writing and signed by a Majority Interest of the Members. In the absence of any opinion of counsel as to the effect thereof, no amendment to this Agreement or the Articles shall be made that violates the Act or is likely to cause the Company to be taxed as a corporation.

11.5 **Successors and Permissible Assigns**. Subject to the provisions of this Agreement relating to transferability, the terms and provisions of this Agreement will be binding upon and inure to the benefit of the Members, and their respective successors and permissible assigns.

11.6 **References to this Agreement**. Numbered or lettered Articles, Sections, and subsections herein contained refer to Articles, Sections, and subsections of this Agreement unless otherwise expressly stated.

11.7 **Severability**. If any provision of this Agreement is declared by any court of competent jurisdiction to be invalid for any reason, such invalidity shall not affect the remaining provisions. Such remaining provisions shall be fully severable, and this Agreement shall be construed and enforced as if such invalid provisions never had been inserted in this Agreement.

11.8 **Exhibits**. All Exhibits attached to this Agreement are incorporated and shall be treated as if set forth herein.

11.9 **Interpretation**. In the event any claim is made by any Member or Manager relating to any conflict, omission, or ambiguity in this Agreement, no presumption or burden of proof or persuasion shall be implied by virtue of the fact that this Agreement was prepared by or at the request of a Member and/or a Manager or that Member's and/or Manager's counsel.

11.10 **Legal Representation**. EACH MEMBER AND MANAGER REPRESENTS AND WARRANTS THAT SUCH MEMBER AND/OR MANAGER HAS BEEN ADVISED THAT SUCH MEMBER AND MANAGER MAY BE REPRESENTED BY COUNSEL OF SUCH MEMBER'S AND MANAGER'S OWN CHOOSING IN THE PREPARATION AND ANALYSIS OF THIS AGREEMENT AND EITHER DID SO OR ELECTED NOT TO DO SO AT HIS, HER, OR ITS OWN FREE WILL WITHOUT THE UNDUE INFLUENCE OF ANY PERSON WHOMSOEVER AND THAT EACH HAS READ THIS AGREEMENT WITH CARE AND BELIEVES THAT SUCH MEMBER AND/OR MANAGER IS FULLY AWARE OF AND UNDERSTANDS THE CONTENTS THEREOF AND THEIR LEGAL EFFECT.

11.11 **Notices**. All notices, requests, and other communications to a party under this Agreement must be in writing (including email) and will be given to Members and Managers at the addresses set forth on Exhibit "B" hereto and to the Company at its principal place of business. All notices, requests, demands, waivers and other communications must be delivered by (a) personal delivery, (b) reputable overnight delivery service (including Federal Express, UPS and DHL), or (c) email (provided that concurrently such notice is also given by one of the other methods or service), in each case to the respective address or number indicated on Exhibit "B" attached hereto or later provided by a party pursuant to this Section 11.11. A notice will be deemed to have been made on the date (i) of delivery with respect to (a), (ii) of delivery or the date on which delivery was refused as indicated on the delivery service's record of delivery with respect to (b), and (iii) indicated in the confirmation of transmission or receipt if transmitted during business hours, or the next business day if transmitted after business hours, with respect to (c). Any party may, at any time by giving prior written notice to the other parties, designate any other address in substitution of the foregoing address to which such notice will be given.

11.12 **Entire Agreement**. This Agreement embodies the entire understanding and agreement among the parties concerning the subject matter of this Agreement and supersedes any and all prior negotiations, understandings or agreements in regard thereto. No representation, statement, condition or warranty not contained in this Agreement or the Articles will be binding on the Members or have any force or effect whatsoever. To the extent that any provision of the Articles conflicts with any provision of this Agreement, the Articles shall control.

11.13 **Headings**. All headings herein are inserted only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision of this Agreement.

11.14 **Additional Documents and Acts**. Each Member agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out, and perform all of the terms, provisions, and conditions of this Agreement and the transactions contemplated hereby.

11.15 **No Interest in the Company Property; Waiver of Action for Partition**. No Member or Economic Interest Owner has any interest in specific property of the Company. Without limiting the foregoing, each Member and Economic Interest Owner irrevocably waives during the term of the Company any right that he or she may have to maintain any action for partition with respect to the property of the Company.

11.16 **Attorneys' Fees**. In the event that any dispute between the parties to this Agreement should result in litigation or arbitration, the prevailing party in such dispute shall be entitled to recover from the other party all reasonable fees, costs, and expenses of enforcing any right of the prevailing party, including without limitation, reasonable attorneys' fees and expenses, all of which shall be deemed to have accrued upon the commencement of such action and shall be paid whether or not such action is prosecuted to judgment. Any judgment or order entered in such action shall contain a specific provision providing for the recovery of attorneys' fees and costs incurred in enforcing such judgment and an award of prejudgment interest from the date of the breach at the maximum rate of interest allowed by law. For the purposes of this Section 11.16, (i) attorneys' fees shall include, without limitation, fees incurred in post-judgment motions, contempt proceedings, garnishment, levy, and debtor and third-party examinations, discovery, and bankruptcy litigation and (ii) prevailing party shall mean the party who is determined in the proceeding to have prevailed or who prevails by dismissal, default, or otherwise.

11.17 **Time is of the Essence**. All dates and times in this Agreement are of the essence.

11.18 **Specific Performance; Remedies Cumulative**. The Members agree that (i) irreparable damage will result if this Agreement is not performed in accordance with its terms and (ii) any damages available at law for a breach of this Agreement would not be an adequate remedy. Therefore, the provisions hereof and the obligations of the Members hereunder shall be enforceable in a court of equity, or other tribunal with jurisdiction, by a decree of specific performance, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies and all other remedies provided for in this Agreement shall, however, be cumulative and not exclusive and shall be in addition to any other remedies that a Member may have under this Agreement in law or in equity.

11.19 **Parties in Interest**. Except as expressly provided in the Act, nothing in this Agreement shall confer any rights or remedies under or by reason of this Agreement on any Persons other than the Members and the Economic Interest Owners and their respective successors and assigns, nor shall anything in this Agreement relieve or discharge the obligation or liability of any third Person to any party to this Agreement, nor shall any provision give any third Person any right of subrogation or action over or against any party to this Agreement.

11.20 **Spousal Consent**. Each spouse of a Member or other signatory hereto hereby acknowledges, by executing a copy of a Consent of Member's Spouse substantially in the form of Exhibit C attached hereto, that he or she has read and understands the contents of this Agreement and agrees that the ownership and transfer of any Membership Interest subject to this Agreement, including any community property interest he or she may have in such Membership Interest, shall be governed by this Agreement. In the event that a Member marries subsequently to the execution of this Agreement, the Member agrees, warrants, and covenants that (i) any interest in the Membership Interest that the subsequent spouse shall obtain by virtue of marriage, shall be subject to the terms of this Agreement and (ii) the subsequent spouse shall either (x) execute a copy of a Consent of Member's Spouse substantially in the form of Exhibit C attached hereto as soon as practical following the marriage or (y) have executed a separate binding agreement prior to the marriage of such spouse-to-be's understanding and agreement that the Member's Membership Interest shall be and remain such Member's sole and separate property following the marriage of the parties and subject to the provisions of this Agreement as such.

11.21 **Multiple Counterparts**. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. This Agreement may be executed and delivered by PDF and/or facsimile signatures.

11.22 **Special Power of Attorney**.

(a) **Attorney-in-Fact**. Each Member grants to the Managers a special power of attorney irrevocably making, constituting, and appointing each Manager as the Member's attorney-in-fact, with all power and authority to act in the Member's name and on the Member's behalf to execute, acknowledge, and deliver and swear to in the execution, acknowledgement, delivery, and filing of the following documents: (i) Assignments of Membership Interests or other documents of transfer to be delivered pursuant to Article VII and (ii) any other instrument or document that may be reasonably required by the Managers.

(b) **Irrevocable Power**. The special power granted in Section 11.22(a) is irrevocable, is coupled with an interest, and shall survive a Member's death, incapacity, or dissolution.

[Signatures to follow on next page]

All of the Members and Managers of NeuroGym LLC, a California limited liability company, have executed this Agreement, effective the date first above written.

john assaraf   2025-10-01

JOHN ASSARAF

Maria Middaugh 2025-10-01

MARIA MIDDAUGH

The Managers:

Each of the undersigned, effective the date first above written, hereby agrees to act as a Manager of NeuroGym LLC, pursuant to the terms and conditions of the foregoing Agreement and agrees to be bound by such Agreement.

john assaraf   2025-10-01

JOHN ASSARAF

Maria Middaugh 2025-10-01

MARIA MIDDAUGH

EXHIBIT F
Form of Subscription Agreement between Co-Issuer and Issuer
(Attached)

CLASS B UNITS PURCHASE AGREEMENT

This Class B Units Purchase Agreement (this "*Agreement*") is made as of this _____ day of _____, 2025 by and among NeuroGym LLC, a California limited liability company (the "*Company*"), and NeuroGym CF Investors SPV, LLC, a Delaware limited liability company (the "*SPV*" or "*Purchaser*," and together with the Company, the "*Parties*"). The Parties hereby agree as follows:

1.   **Purchase and Sale of Class B Units**.

    1.1   Sale and Issuance of Class B Units. Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase at the Closing and the Company agrees to sell and issue to the Purchaser at the Closing up to _____ shares of Class B Units (the "*Shares*") at a purchase price of $5.00 per Share (the "*Price*").

    1.2   Closing. The purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures on the date of this Agreement or at such other time and place as the Company and the Purchaser mutually agree upon, orally or in writing (which time and place are designated as the "*Closing*"). The Company and the Purchaser will execute counterpart signature pages to this Agreement and any other documents required by the Company (the "*Transaction Documents*").

2.   **Representations and Warranties of the Company**. The Company hereby represents and warrants to the Purchaser that the following representations are true and complete as of the date of the Closing, except as otherwise indicated:

    2.1   Organization, Good Standing, Corporate Power and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all power and authority required to (a) carry on its business as presently conducted and as presently proposed to be conducted, and (b) execute, deliver and perform its obligations under the Transaction Documents.

    2.2   Valid Issuance of the Shares. The Shares, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Documents, applicable state and federal securities laws, and liens or encumbrances by or imposed by the Purchaser.

    2.3   Compliance with Other Instruments. To the Company's knowledge, the sale of the Shares will not place the Company in violation or default (a) of any provisions of the Company's Amended and Restated Certificate of Incorporation, (b) of any judgment, order, writ or decree of any court or governmental authority, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order, or (d) of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated by the Transaction Documents will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

3.   **Representations and Warranties of the Purchaser**. The Purchaser hereby represents and warrants to the Company as follows:

3.1   Purchase for Own Account. The Purchaser is acquiring and will hold the Shares for investment for its account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act of 1933, as amended (the "**Securities Act**").

3.2   Access to Information. The Purchaser has been furnished with, and has had access to, all information that he/she/it considers necessary or appropriate for deciding whether to invest in the Shares, including the Company's Certificate of Incorporation, and the Purchaser has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the issuance of the Shares.

3.3   Speculative Investment. The Purchaser is aware that his/her/its investment in the Company is a speculative investment that has limited liquidity and is subject to the risk of complete loss. The Purchaser is able, without impairing his/her/its financial condition, to hold the Shares for an indefinite period and to suffer a complete loss of his investment in the Shares.

3.4   Authorization. The Purchaser has full power and authority to enter into the Transaction Documents. The Transaction Documents to which such Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.5   No Public Market. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.6   Exculpation Among Purchasers. The purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.7   Residence. If the Purchaser is an individual, then the Purchaser resides in the state identified in the address of the Purchaser set forth on Exhibit A; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on Exhibit A.

3.8   Bad Actor. None of the Purchaser, its principals or its affiliates (each a "**Purchaser Party**") meet any of the disqualifying criteria described in Rule 506(d)(1)(i) through (viii) promulgated under the Securities Act (each a "Rule 506 Disqualification").

4.   **General Provisions**.

4.1   Company Covenants. Within one (1) year of the date first set forth herein, the Company shall amend and modify its books and records to reflect the purchase of the Shares outlined herein.

4.2   Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

4.3   Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

4.4   Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. Counterparts may be delivered by any electronic signature complying with the U.S. federal ESIGN Act of 2000, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

4.5   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

4.6   Notices. All notices and communications given or made pursuant hereto shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective Parties at their address as set forth on the signature page or Exhibit A, or to such address or facsimile number as subsequently modified by written notice given in accordance with this Section.

4.7   Attorneys' Fees. If any action (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Documents, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

4.8   Amendments and Waivers. Except as specified in this Agreement, any term of this Agreement may be amended, terminated, or waived only with the written consent of the Company. Any amendment or waiver effected in accordance with this Section shall be binding upon the Purchaser and each transferee of the Shares, and each future holder of all such securities, and the Company.

4.9   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

4.10   Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party hereunder, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

4.11   Entire Agreement. This Agreement (including the Exhibits hereto), the Articles of Incorporation and the other Transaction Documents constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

4.12   Securities Law Restrictions. Regardless of whether the offering and sale of Shares under this Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company may, at its discretion, impose restrictions upon the sale, pledge, or other transfer of the Shares if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state, or any other law.

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, the Purchaser has executed this Agreement, effective as of the date first written above.

PURCHASER:

NeuroGym CF Investors SPV, LLC, a Delaware limited liability company

By: NeuroGym LLC, a California limited liability company
Its Manager

By: _____
Name: John Assaraf
Title: CEO

IN WITNESS WHEREOF, the Company has executed this Agreement, effective as of the date first written above.

COMPANY:

NeuroGym LLC, a California limited liability company

By: _____

Name: John Assaraf

Title: CEO

EXHIBIT A

Purchaser Information

Purchaser	Purchaser Address	Number of Shares of Class B Common Stock Purchased	Aggregate Purchase Price
NeuroGym CF Investors SPV, LLC			

EXHIBIT G
Financial Statements
(Attached)

NEUROGYM LLC

Financial Report
December 31, 2024, and December 31, 2023

Contents




ALAN M. BROWN
Certified Public Accountant

40284 Sandia Creek Drive
Fallbrook, CA 92028
Tele: (760) 212-4993
amb@alanmbrowncpa.com
www.alanmbrowncpa.com

Independent Accountant's Review Report

The Board of Directors and Owners of
NEUROGYM LLC.

I have reviewed the accompanying financial statements of **NEUROGYM LLC,** which comprise the balance sheets as of December 31, 2024, and December 31, 2023, the related statements of income, changes in owners' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion
Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Alan M. Brown
Certified Public Accountant

Fallbrook, California

July 17, 2025

1

Neurogym LLC
Balance Sheets

		December 31,	
Assets		**2024**	**2023**
Current Assets:			
Cash and cash equivalents	$	102,307	$ 122,434
Accounts receivable, net		230,170	568,162
Prepaid expenses		10,093	23,499
Total current assets		342,570	714,095
Property and equipment, net		279	279
Intangibles, net		637,590	760,447
Shareholder loan		295,579	323,704
Total Assets	**$**	**1,276,018**	**$ 1,798,525**
Liabilities and Stockholder's Equity			
Current Liabilities:			
Accounts payable	$	543,213	$ 418,577
Credit cards		86,394	47,362
Line of credit		94,396	100,000
Accrued expenses		27,431	53,450
Accrued interest		134,906	76,622
Payroll liability		860	8,877
Payable to affiliate		164,259	174,565
Deferred revenue		-	668,654
Current portion of long-term debt		571,195	75,000
Total current liabilities		1,622,654	1,623,107
Long-term debt, net		1,390,000	1,275,000
Total liabilities		3,012,654	2,898,107
Owners' Capital:			
Members capital, 10,000,000 units authorized,			
9,327,385 units issued and outstanding		(1,736,636)	(1,099,582)
Total owners' capital		(1,736,636)	(1,099,582)
Total Liabilities and Stockholders Equity	**$**	**1,276,018**	**$ 1,798,525**

"See accompanying independent accountant's review report and supporting footnotes"

Neurogym LLC
Statements of Income

	Years Ended December 31,	
	2024	**2023**
Revenue	$ 6,056,498	$ 7,586,286
Cost of Sales		
Commissions	210,922	500,903
Consulting fees	-	168,106
Content costs	6,461	6,671
Event costs	845	12,598
Merchant fees	263,643	316,457
Total cost of sales	481,871	1,004,735
Gross Profit	5,574,627	6,581,551
Operating Expenses		
Advertising and marketing	2,519,636	3,036,030
Amortization	340,443	152,089
Bad Debt	266,651	332,084
Employee benefits	163,823	241,681
Facility expenses	37,237	36,694
Independent contractors	621,019	947,439
Interest expense	187,527	85,846
Other expenses	11,236	151,541
Salaries and wages	1,449,178	2,010,907
Software costs	547,117	614,805
Travel	25,960	42,504
Officer's compensation		
Total operating expenses	6,169,827	7,651,620
Income from Operations	(595,200)	(1,070,069)
(Provision for) Benefit from Income Taxes	(800)	(800)
Net Income	**$ (596,000)**	**$ (1,070,869)**

"See accompanying independent accountant's review report and supporting footnotes"

Neurogym LLC
Statements of Owners' Capital

	LLC Member Capital		Total LLC Member Capital	
Balance as of January 1, 2023	$	211,670	$	211,670
Net Income - 2023		(1,070,869)		(1,070,869)
Distributions - 2023		(240,383)		(240,383)
Balance as of December 31, 2023	$	(1,099,582)	$	(1,099,582)
Net Income - 2024		(596,000)		(596,000)
Distributions - 2024		(41,054)		(41,054)
Balance as of December 31, 2024	$	(1,736,636)	$	(1,736,636)

"See accompanying independent accountant's review report and supporting footnotes"

Neurogym LLC
Statements of Cash Flows

	Years Ended December 31,	
	2024	**2023**
Cash flows from operating activities		
Net Income	$ (596,000)	$ (1,070,869)
Adjustments to reconcile net income to net cash used in operating activities		
Amortization	340,443	152,089
(Increase) / decrease in accounts receivable	337,992	330,423
(Increase) / decrease in prepaid expenses	13,406	31,185
Increase / (decrease) in accounts payable	124,636	279,335
Increase / (decrease) in credit card	39,032	(181,261)
Increase / (decrease) in accrued expenses	(26,019)	53,450
Increase / (decrease) in accrued interest	58,284	71,831
Increase / (decrease) in payroll liability	(8,017)	(4,598)
Increase / (decrease) in payable to affiliate	(10,306)	(79,412)
Increase / (decrease) in deferred revenue	(668,654)	(208,700)
Net cash used in operating activities	(395,203)	(626,527)
Cash flows used in investing activities		
Intangible assets	(217,586)	(546,225)
Net cash used in investing activities	(217,586)	(546,225)
Cash flows used in financing activities		
Increase / (decrease) in line of credit	(5,604)	100,000
Increase / (decrease) in loans	611,195	1,250,000
Increase / (decrease) in shareholder loan	28,125	28,125
Distributions	(41,054)	(240,383)
Net cash provided from financing activities	592,662	1,137,742
Net increase (decrease) in cash and cash equivalents	(20,127)	(35,010)
Cash and cash equivalents at beginning of period	122,434	157,444
Cash and cash equivalents at end of period	**$ 102,307**	**$ 122,434**
Supplemental Cash Flow Information		
Cash paid for interest	$ 129,243	$ 14,015
Cash paid for income taxes	$ -	$ 15,709

"See accompanying independent accountant's review report and supporting footnotes"

1. **The Company**

   NEUROGYM LLC, (the "Company") was organized in February 2011, as a Limited Liability
   Company under the laws of California. The Company is a professional training and coaching
   company, which offers neuroscience-based mindset transformation programs under the brand
   "Innercise®," including signature offerings like "Winning the Game of Money" and a wide range of
   behavior changing coaching. The Company's methodology combines cognitive priming,
   visualization, meditation, guided hypnotherapy, and behavioral modification grounded in
   neuroplasticity and peer-reviewed research. The Company's content is delivered in several ways,
   webinars, in-person training, recorded videos, and an app containing the Company's proprietary
   software, delivery systems and content.

   The accompanying financial statements have been prepared in accordance with accounting
   principles generally accepted in the United States of America (U.S. GAAP) and are presented on
   the accrual basis of accounting following the standards of accounting and reporting established
   in the Financial Accounting Standards Board's (FASB) Accounting Standards Codification
   (ASC). In the opinion of management, the accompanying financial statements include all
   necessary adjustments for a fair presentation of the financial position and the results of operations
   for the period presented.

2. **Summary of Significant Accounting Policies**

   Use of Estimates

   The preparation of financial statements in conformity with U.S. GAAP requires management to make
   estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure
   of contingent assets and liabilities at the date of the financial statements and the reported amounts of
   revenues and expenses during the reporting period. On an ongoing basis, management evaluates the
   estimates and assumptions based on new information. Management believes that the estimates and
   assumptions are reasonable in the circumstances; however, actual results could differ from those
   estimates.

   Cash and Cash Equivalents

   The Company considers all highly liquid debt instruments purchased with an original maturity of
   three months or less to be cash equivalents.

   Accounts Receivable

   Accounts receivables are typically unsecured and represent amounts due from customers. The
   Company performs ongoing informal credit evaluations of its customers and maintains reserves for
   potential credit losses. As of December 31, 2024, and December 31, 2023, the balance of allowance
   for doubtful accounts was $7,903, and $22,598 respectively.

Note2: Summary of Significant Accounting Policies - continued

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Major replacements and refurbishments that improve the value or extend the life of the respective asset are charged to the property accounts. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period. Management reviews long-lived assets for indicators of impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.

Intangible Assets

Intangible assets consist primarily of internally developed software and content creation costs. These assets are recorded at cost if acquired separately or at fair value if acquired in a business combination. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives, which range from 3 to 7 years. Intangible assets with indefinite lives are not amortized but are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The Company reviews the carrying value of intangible assets subject to amortization whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying amount exceeds the estimated future undiscounted cash flows, an impairment charge is recognized for the amount by which the carrying value exceeds fair value.

Internally developed intangible assets are generally expensed as incurred, unless they meet specific capitalization criteria under ASC 350-40 or ASC 985-20 assets. Costs incurred to renew or extend the term of a recognized intangible asset, such as content creation costs, are capitalized to the extent the costs meet the criteria for recognition under ASC 350.

Investments

Investments are measured at fair value using Net Asset Value (NAV) per share and are reported as non-current assets on the balance sheets. Gains and losses on investments are included in investment income on the statements of income.

Long-Lived Assets

The Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future expected cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized to the extent the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are

NEUROGYM LLC
Notes to Financial Statements
December 31, 2024 & 2023

Note2: Summary of Significant Accounting Policies - continued

reported at the lower of their carrying amount or the fair value of the asset, less costs to sell. No impairment loss was recognized for the years ended December 31, 2024, and December 31, 2023.

Revenue Recognition

We recognize revenue upon the transfer of services performed to our customers in an amount that reflects the consideration to which we expect to be entitled by applying the following five-step process specified in Accounting Standards Codification Topic 606.

- Identify the contract(s) with a customer
- Identify the performance obligations
- Determine the transaction price
- Allocate the transaction price
- Recognize revenue when the performance obligations are met

Revenue is recognized when the agreed upon services have been performed, provided that persuasive evidence of an arrangement exists, the price is fixed and determinable, the remaining obligations are insignificant, and collectability is reasonably assured. Revenue is recorded net of customer discounts.

Advertising

The cost of advertising is expensed as incurred.

Income Taxes

Income taxes are accounted for under the balance sheet method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases ("temporary differences"). Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

Management has made an election for U.S. Income tax purposes to be treated as an S-Corporation for federal and state income tax purposes. As an S-Corporation for U.S. income tax purposes, the company generally pays no federal income taxes and pays California income tax at a rate of 1.5% of CA taxable income, and the Company's taxable income passes through to the owners where it is reported and taxed on the owner's individual income tax returns. Provision is made for deferred income taxes applicable to timing difference between financial and tax reporting.

Stock Based Compensation – Stock Option Plan

The Company accounts for stock-based compensation in accordance with ASC 718, which requires the recognition of compensation expense for all share-based payment awards granted to employees, including stock options, based on the fair value of the awards at the grant date.

8

Note2: Summary of Significant Accounting Policies - continued
The fair value of stock options is estimated using the Black-Scholes-Merton or other appropriate valuation model, considering assumptions such as expected volatility, expected term, risk-free interest rate, and expected dividends. The Company uses historical data and market inputs to develop these assumptions.

Compensation expense is recognized over the requisite service period, which is typically the vesting period of the award, using the straight-line or graded vesting method. The Company has elected to estimate forfeitures at the time of grant / recognize forfeitures as they occur.

Modifications to stock option awards are accounted for in accordance with ASC 718, and any incremental compensation cost resulting from such modifications is recognized immediately or over the remaining service period, as applicable.

The Company classifies stock-based compensation awards as equity when settled in shares and as liabilities when settled in cash or other assets. The classification is reassessed if terms or conditions change.

The Company has authorized options of $1,000,000 units and as of December 31, 2024, and December 31, 2023, the Company has issued 267,115 units and 227,115 units respectively. These options had no value at issuance and had no value as of the Balance Sheet dates. Accordingly, Stock-based compensation as of December 31, 2024, and December 31, 2023, was zero.

3. **Recent Accounting Pronouncements**

On January 1, 2019, we adopted Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers, and ASC 340-40, Other Assets and Deferred Costs - Contracts with Customers, collectively referred to as ASC 606. ASC 606 provides a new model for accounting for revenue arising from contracts with customers that supersedes most revenue recognition guidance. Under the new guidance, entities are required to recognize revenue at an amount that reflects the consideration to which the entity expects to be entitled upon transferring control of goods or services to a customer. The adoption of ASC 606 had no impact on opening retained earnings and did not materially affect the amount or timing of our revenue.

In February 2016, the FASB issued ASU 2016-02, Leases (ASU 2016-02). ASU 2016-02 requires lessees to record most leases on their balance sheets. The timing and classification of lease-related expenses for lessees will depend on whether a lease is determined to be an operating lease or a finance lease using updated criteria within ASU 2016-02. Operating leases will result in straight-line expense (similar to current operating leases), while finance leases will result in a front-loaded expense pattern (similar to current capital leases). Regardless of lease type, the lessee will recognize a right-of-use asset, representing the right to use the identified asset during the lease term, and a related lease liability, representing the present value of the lease payments over the lease term. The guidance within ASU 2016-02 will be effective for the Company's year beginning January 1, 2020. We did not have a change to our financial statements. Upon adoption, we did recognize any additional lease liabilities based on the present value of the remaining minimum lease payments for existing leasing arrangements. The corresponding right of use (ROU) assets are expected to be the same amount as the

Note3: Recent Accounting Pronouncements - continued
lease liabilities, adjusted for accrued lease payments and remaining balance of lease incentives received. We also do not expect significant changes to our business processes, systems, or internal controls as a result of implementing the standard.

4. **Property and Equipment**

Property and Equipment as of December 31, 2024, and December 31, 2023, consists of the following:

	2024	2023
Equipment & furniture	$97,542	$97,542
Leasehold improvements	14,503	14,503
Total Property & Equipment	112,045	112,045
Accumulated depreciation	(111,766)	(111,766)
Property and Equipment, net	**$279**	**$279**

5. **Intangible Assets**

Intangible assets as of December 31, 2024, and December 31, 2023, consist of the following:

	2024	2023
Capitalized software	$656,620	$656,620
Content creation costs	473,501	255,915
Total Intangibles	1,130,121	912,535
Accumulated amortization	(492,532)	(152,089)
Intangibles, net	**$637,589**	**$760,446**

6. Long Term Debt

As of December 31, 2024, and December 31, 2023, notes payable reflect the following:

	2024	2023
Convertible note payable, interest at 8% payable annually, principal due December 2026	$1,250,000	$1,200,000
Note payable to founder, interest at 8.0% payable annually, principal due July and August 2025, unsecured	448,000	-
Note payable to founder, interest at 10.0% payable quarterly, principal due June 2029, unsecured	75,000	75,000
Note payable to RIA Ventures, Inc., interest at 8.0% payable quarterly, principal due in December 2026, unsecured	65,000	75,000
Stripe Financial, $250,000 loan commencing May 2024, included financing fee of $35,250, due December 2025	123,195	-
Total Notes Payable	**$1,961,195**	**$1,350,000**

Maturity of notes payable over the next five years is as follows:

Year Ending:	Maturity Amount
December 31, 2025	$571,195
December 31, 2026	1,250,000
December 31, 2027	-
December 31, 2028	-
December 31, 2029	75,000
Total	**$1,961,195**

The Convertible notes may be converted at the option of the Company into the Company's Common Membership Interests as determined by dividing such principal amount and accrued but unpaid interest by the fair market value of the Company. In the event there is a qualified equity financing, the notes are converted into the Company's Common Membership Interests at the maximum conversion price. In the event there is a change in control, the Company shall pay the investor the greater of 150% of the outstanding principal plus accrued interest or an amount equal to the payment the Investor would receive as a holder of a Membership Interest of the Company as a result of the Change of Control transaction, assuming that all of the principal and accrued interest outstanding under this Note had been converted into the Company's Common Membership Interest

Note6: Lont Term Debt - continued

as is determined by dividing such principal amount and accrued interest by the Change of Control Conversion Price.

7. **Secured Assets and Credit Lines**

The company has arranged an unsecured line of credit ("LOC") in the total amount of $100,000 with Bank of America. As of December 31, 2024, and December 31, 2023, the Company's outstanding balance on the line of credit was $94,366 and $100,000, respectively. The obligation bears a variable rate of interest of prime plus 2.25%, resulting in a current rate of annual interest of 9.75%.

8. **Commitments and Contingent Liabilities**

The Company leases office space in San Diego, CA from its primary owner. The lease was entered into in January 2020. The lease obligation requires the Company to pay monthly lease payments in the amount of $2,343.75 per month.

9. **Income Taxes**

The provision for income taxes represents the actual expense on current income as reported for these financial statements, using current applicable rates. Timing differences in revenue and expense recognition have been accounted for as deferred income tax benefits or deferred income tax liability.

Income taxes are accounted for under the balance sheet method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases ("temporary differences"). Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

For the years ended December 31, 2024, and December 31, 2023, there were no deferred taxes.

The provision for income tax expense consists of the following as of December 31, 2024, and December 31, 2023:

	2024	2023
Current taxes	$800	$800
Deferred income taxes	-	-
Total Income Tax Expense	**$800**	**$800**

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the

Note9: Income Taxes - continued

extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. As of December 31, 2024, and December 31, 2023, the Company did not have any significant uncertain tax positions.

The Company files income tax returns in the US federal jurisdiction and in Arizona and California. As of December 31, 2024, the tax years beginning in 2021 and 2020 and thereafter remain open to federal and California examination respectively. As of December 31, 2023, the tax years beginning in 2020 and 2019 and thereafter remain open to federal and California examination respectively. The Company is not currently subject to income tax examinations by any tax authority.

10. Employee Benefits

The Company maintains a 401(k) plan that permits employees to contribute up to the maximum allowable by federal regulations. The Company can make an additional contribution on a yearly basis based on management's review of overall company performance and discretionary budget. This discretionary contribution is not guaranteed and is not a set percentage each year.

The Company offers health insurance to full-time employees (30+ hours per week). Employees are eligible the first of the month following the date of hire. The Company contributes 80% of the employee only rate towards the policy.

11. Related Party Transactions

Receivable - As of December 31, 2024, and December 31, 2023, there was an outstanding loan receivable from the Company's primary owner in the amount of $295,579 and 323,704, respectively.

Rent Payments – For the years ended December 31, 2024, and December 31, 2023, Neurogym LLC paid rents to the sole owner in the amount of $28,125 and $28,125, respectively.

Note Payable - As of December 31, 2024, and December 31, 2023, there was an outstanding Long-term note payable to the Company's sole owner in the amount of $523,000 and $75,000, respectively.

Note Payable to Affiliate - As of December 31, 2024, and December 31, 2023, there was an outstanding Long-term note payable to RIA Ventures, Inc., in the amount of $65,000 and $75,000, respectively. RIA Ventures, Inc., is 100% owned by Neurogym LLC's sole owner.

12. Subsequent Events

Management has evaluated all transactions and events through July 17, 2025, the date on which these financial statements were issued and did not note any items that would adjust the financial statements or require additional disclosures.

NeuroGym CF Investors SPV, LLC

AUDITED FINANCIAL STATEMENTS

AS OF AND FOR THE ONE DAY ENDED SEPTEMBER 16, 2025 (INCEPTION)

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITOR'S REPORT

To the Board of Members of
NeuroGym CF Investors SPV, LLC
Solana Beach, CA

Opinion

We have audited the financial statements of NeuroGym CF Investors SPV, LLC. (hereinafter referred to as "the Company"), which comprises the balance sheet as of the Inception date (September 16, 2025), and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the one day then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of the Inception date (September 16, 2025), and the results of its operations and its cash flows for the one day then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.



Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

October 27, 2025
Los Angeles, California

As of	Inception September 16, 2025
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash	$ -
Total current assets	-
Total assets	$ -
LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	
Total Liabilities	-
MEMBERS' EQUITY/(DEFICIT)	
Members' Equity/(Deficit)	-
Total Members' Equity/(Deficit)	-
Total Liabilities and Members' Equity/(Deficit)	$ -

See accompanying notes to financial statements.

	For the one day ended September 16, 2025
(USD $ in Dollars)	
Revenue	$ -
Cost of Revenue	-
Gross Profit/ (Loss)	-
General and Administrative	-
Total Operating Expenses	-
Operating Income/(Loss)	-
Income/(Loss) Before Provision for Income Taxes	-
Provision/(Benefit) for Income Taxes	-
Net Income/(Loss)	$ -

See accompanying notes to financial statements.

(in , $US)	Members' Equity / (Deficit)
Inception Date- September 16, 2025	$ -
Net Income/(Loss)	-
Balance— September 16, 2025	$ -

See accompanying notes to financial statements.

(USD $ in Dollars)		For the one day ended September 16, 2025
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income/Loss)	$	-
Net Cash Provided/Used in Operating Activities		**-**
CASH FLOW FROM INVESTING ACTIVITIES		
Net Cash Provided/Used in Investing Activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Net Cash Provided/Used in Financing Activities		**-**
Change In Cash		-
Cash—Beginning of Day		-
Cash—End of Day	$	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid For Interest	$	-
Cash Paid For Taxes	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

NeuroGym CF Investors SPV, LLC was formed on September 16, 2025, in the state of Delaware. The financial statements of NeuroGym CF Investors SPV, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Solana Beach, CA.

NeuroGym CF Investors SPV, LLC is a Delaware-based special purpose vehicle (SPV) formed to serve as a crowdfunding investment entity under Regulation Crowdfunding. The company's sole purpose is to acquire, hold, and dispose of securities issued by NeuroGym, LLC. with a one-to-one relationship between the securities it holds and the membership interests issued to investors. The SPV is managed by NeuroGym, LLC. and operates as a pass-through entity, distributing any proceeds, dividends, or liquidation events directly to its members

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash includes all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash in bank deposit accounts, at times, may exceed federally insured limits. As of September 16, 2025, the Company's cash did not exceed FDIC-insured limits.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes, and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Related Parties

The Company discloses transactions with related parties in accordance with ASC 850, Related Party Disclosures. Related parties include directors, officers, principal owners, their immediate family members, and entities under common ownership or control. Transactions with related parties are recorded at amounts agreed upon between the parties, which may not necessarily be equivalent to amounts that would have been incurred in an arm's-length transaction. The Company evaluates related party arrangements on a periodic basis to determine the appropriate recognition, measurement, and disclosure in the financial statements.

Contingencies and Commitments

The Company accounts for commitments and contingencies in accordance with ASC 450, Contingencies. A liability for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If a loss contingency is only reasonably possible, or if the amount cannot be reasonably estimated, disclosure is made in the notes to the financial statements, but no liability is recorded. Commitments, including contractual obligations and guarantees, are disclosed when material. The Company regularly evaluates legal claims, regulatory matters, and other obligations to determine whether recognition or disclosure is required.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 27, 2025, which is the date the financial statements were issued.

3. EQUITY

No membership units have been issued and were outstanding as of September 16, 2025.

Voting Rights

Members do not have direct control over the operations of the SPV. The SPV is managed by NeuroGym, LLC. which holds full decision-making authority. Certain significant actions, such as amendments to the operating agreement, issuance of additional membership units, or dissolution of the SPV, require the approval of members holding a specified majority interest.

Distribution Rights

The SPV is structured as a pass-through entity. It does not generate independent revenues but receives distributions from NeuroGym, LLC and allocates such proceeds to members on a pro-rata basis in accordance with their ownership interests. Distributions are made when declared by NeuroGym, LLC and may include dividends, profits, or liquidation proceeds.

Liquidity Rights (Transfer & Exit Restrictions)

Membership interests are subject to transfer restrictions. Transfers are generally prohibited during the initial one-year holding period, except in limited cases such as transfers to NeuroGym CF Investors SPV, LLC accredited investors as defined under SEC Rule 501, transfers to family members or trusts, or pursuant to a registered securities offering. After the expiration of the one-year holding period, transfers remain subject to manager approval and applicable securities law requirements. Upon dissolution of the SPV, members will be entitled to receive a direct transfer of securities or liquidation proceeds, as applicable.

4. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of September 16, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

5. RELATED PARTY TRANSACTIONS

There are no related party transactions as of September 16, 2025.

6. SUBSEQUENT EVENTS

There were no other events that required an adjustment or disclosure to these financial statements.

7. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT H
Video Transcript
(Attached)

Nearly a billion people are silently suffering and struggling with mental and emotional health challenges in a broken $330 billion wellness market. At the same time, millions more battle hidden subconscious patterns like fear, self-doubt, procrastination, and imposter syndrome to name a few, keeping them from their true potential.

We see four massive industries — personal development, mental wellness, neuroscience, and AI — colliding into one explosive new category that NeuroGym is pioneering: Neuro-Fitness, a $400 billion global opportunity.

NeuroGym is launching one of the world's first AI powered neuro-fitness platforms, an innovation leading the future of mental fitness and mindset transformation.

Imagine pro-level AI coaches and mentors delivering personalized mental fitness training that targets the subconscious root causes of all of these challenges. Plus world renowned expert teaching and supporting our members on live training sessions.

Unlike apps that only mask symptoms, NeuroGym's innercise protocols rewire subconscious patterns and help strengthen minds and create new habits.

Think Peloton for the mind — world-class training and support at your fingertips at a fraction of the cost.

Our proof is undeniable. Over $97 million in lifetime revenue, tens of thousands of lives transformed in more than 20 countries, all without outside investors.

Early investors in Peloton, Calm and Headspace recognized the next wave.

We believe NeuroGym and neuro-fitness represents the next wave. AI powered, neuroscience backed and global in scale.

We also believe this isn't just an investment opportunity — it's your chance to be part of a movement with the potential to positively impact millions of lives.

So join us and help us launch the neuro-fitness revolution.

*DISCLAIMER TEXT: This presentation contains forward-looking statements that involve risks and uncertainties. Past performance of other companies does not guarantee future results. Market size is based on global statistics. All investments involve risk of some or all your investment. Comparisons to other companies are for informational purposes only and should not imply similar results. **